FINAL EXECUTION VERSION

MASTER MORTGAGE LOAN PURCHASE AND SERVICING AGREEMENT

WASHINGTON MUTUAL MORTGAGE SECURITIES CORP.
Purchaser

and

COUNTRYWIDE HOME LOANS, INC.,
Seller and Servicer

Dated as of November 1, 2005

Conventional Residential Fixed and/or Adjustable Rate
Mortgage Loans

TABLE OF CONTENTS

<u>EXHIBITS</u>

EXHIBIT 1	SELLER'S OFFICER CERTIFICATE
EXHIBIT 2	[RESERVED]
EXHIBIT 3	SECURITY RELEASE CERTIFICATION
EXHIBIT 4	ASSIGNMENT AND CONVEYANCE
EXHIBIT 5	CONTENTS OF EACH MORTGAGE FILE
EXHIBIT 6	[RESERVED]
EXHIBIT 7	FORM OF CUSTODIAL ACCOUNT LETTER AGREEMENT
EXHIBIT 8	FORM OF ESCROW ACCOUNT LETTER AGREEMENT
EXHIBIT 9	SERVICING ADDENDUM
EXHIBIT 10	SELLER'S UNDERWRITING GUIDELINES
EXHIBIT 11	FORM OF MONTHLY REMITTANCE ADVICE
EXHIBIT 12	MORTGAGE LOAN SCHEDULE
EXHIBIT 13	FORM OF BACKUP CERTIFICATION

<u>MASTER MORTGAGE LOAN PURCHASE AND SERVICING AGREEMENT</u>

This is a MASTER MORTGAGE LOAN PURCHASE AND SERVICING AGREEMENT (the "<u>Agreement</u>"), dated as of November 1, 2005, by and between Washington Mutual Mortgage Securities Corp., having an office at 75 North Fairway Drive, Vernon Hills, IL 60061 (the "<u>Purchaser</u>") and Countrywide Home Loans, Inc., having an office at 4500 Park Granada, Calabasas, California 91302 (the "<u>Seller</u>").

<u>W</u> I <u>T</u> N <u>E</u> S <u>S</u> E <u>T</u> <u>H</u>:

WHEREAS, the Seller desires to sell on a servicing retained basis, from time to time, to the Purchaser, and the Purchaser desires to purchase, from time to time, from the Seller, certain conventional fixed and/or adjustable rate residential first lien mortgage loans (the "<u>Mortgage Loans</u>") as described herein, and which shall be delivered in pools of whole loans (each a "<u>Mortgage Loan Package</u>") on various dates as provided herein (each a "<u>Closing Date</u>");

WHEREAS, each Mortgage Loan is secured by a mortgage, deed of trust or other security instrument creating a first lien on a residential dwelling located in the jurisdiction indicated on the Mortgage Loan Schedule for the related Mortgage Loan Package;

WHEREAS, the Purchaser and the Seller wish to prescribe the manner of the conveyance, servicing and control of the Mortgage Loans; and

WHEREAS, following its purchase of the Mortgage Loans from the Seller, the Purchaser desires to sell some or all of the Mortgage Loans to one or more purchasers as a whole loan transfer or a public or private pass through transaction;

NOW, THEREFORE, in consideration of the premises and mutual agreements set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Purchaser and the Seller agree as follows:

SECTION 1.   <u>Definitions.</u>

For purposes of this Agreement the following capitalized terms shall have the respective meanings set forth below.

<u>Acceptable Servicing Procedures</u>: The procedures, including prudent collection and loan administration procedures, and the standard of care employed by prudent mortgage servicers that service mortgage loans of the same type as the Mortgage Loans in the jurisdictions in which the related Mortgaged Properties are located. Such standard of care shall not be lower than that the Seller customarily employs and exercises in servicing and administering similar mortgage loans for its own account and shall be in compliance with all applicable federal, state and local laws, ordinances, rules and regulations.

<u>Adjustable Rate Mortgage Loan</u> A Mortgage Loan which provides for the adjustment of the Mortgage Interest Rate payable in respect thereto.

<u>Agreement</u>: This Master Mortgage Loan Purchase and Servicing Agreement and all amendments hereof and supplements hereto.

Assignment and Conveyance: With respect to each Mortgage Loan Package, an Assignment and Conveyance in the form attached hereto as Exhibit 4.

Appraised Value: With respect to any Mortgage Loan, the value of the related Mortgaged Property based upon the lesser of (i) the appraisal made for the originator at the time of origination of the Mortgage Loan and (ii) the purchase price of the Mortgaged Property at the time of origination of the Mortgage Loan, provided, however, that in the case of a Refinanced Mortgage Loan, such value is based solely upon the appraisal made at the time of origination of such Refinanced Mortgage Loan and further provided, however, in the case of a Mortgage Loan originated under the Seller's Streamlined Documentation Program, such value may be based upon a prior appraisal that satisfies the requirements of the Seller's Streamlined Documentation Program.

Assignment of Mortgage: An assignment of the Mortgage, notice of transfer or equivalent instrument in recordable form, sufficient under the laws of the jurisdiction wherein the related Mortgaged Property is located to reflect the sale of the Mortgage to the Purchaser.

Balloon Mortgage Loan: Any individual Mortgage Loan purchased pursuant to this Agreement wherein the Mortgage Note matures after seven years requiring a final and accelerated payment of the outstanding principal prior to full amortization.

Business Day: Any day other than (i) a Saturday or Sunday, or (ii) a day on which banking and savings and loan institutions, in the States of California, Texas, Illinois, Washington or New York, or the state in which the Seller's servicing operations are located, are authorized or obligated by law or executive order to be closed.

Certification Cure Deadline: The date occurring (i) fifteen (15) days after the date on which written notice of the Seller's failure to duly perform its obligations under Sections 11.25 and 11.26 shall have been given to the Seller by the Purchaser, or (ii) if the related Mortgage Loans are subject to securitization and the registrant (or its agent) has obtained an extension to the Securities and Exchange Commission filing deadline for the related 10-K, the date occurring five (5) days prior to the extended filing deadline (as long as such date is not earlier than the cure deadline contemplated in (i) above).

Closing Date: The date this Agreement is executed and delivered and the date or dates on which the Purchaser from time to time shall purchase, and the Seller from time to time shall sell, the Mortgage Loans listed on the related Mortgage Loan Schedule with respect to the related Mortgage Loan Package.

Code. The Internal Revenue Code of 1986, as amended from time to time, or any successor statute thereto and applicable U.S. Department of the Treasury regulations issued pursuant thereto.

Collateral Documents: The collateral documents pertaining to each Mortgage Loan listed as numbers one (1) through seven (7) as set forth in Exhibit 5 hereto.

Condemnation Proceeds: All awards, compensation and settlements in respect of a taking of all or part of a Mortgaged Property by exercise of the power of condemnation or the right of eminent domain.

Convertible Mortgage Loan: Any individual Adjustable Rate Mortgage Loan purchased pursuant to this Agreement which contains a provision whereby the Mortgagor is permitted to convert the Mortgage Loan to a fixed-rate mortgage loan in accordance with the terms of the related Mortgage Note.

Custodial Account: The separate account or accounts created and maintained pursuant to this Agreement, which shall be entitled "Countrywide Home Loans, Inc. in trust for the Purchaser".

Cut-off Date: The first day of the month in which the related Closing Date occurs or such other date as agreed to by the Purchaser and the Seller.

Deleted Mortgage Loan: A Mortgage Loan repurchased or replaced or to be replaced with a Qualified Substitute Mortgage Loan.

Determination Date: The 15th day of the month of the related Remittance Date or if such 15th day is not a Business Day, the Business Day immediately preceding such 15th day.

Due Date: The day of the month on which the Monthly Payment is due on a Mortgage Loan, exclusive of any days of grace.

Due Period: With respect to each Remittance Date, the period commencing on the first day of the month preceding the month of the Remittance Date and ending on the last day of such month.

Eligible Account: An account or accounts (i) maintained with a depository institution having one of the two highest short-term debt ratings (unless the use of such account would result in a downgrade or withdrawal of qualification of the ratings assigned by the Rating Agencies to the certificates related to the Mortgage Loans at the time of issuance thereof), (ii) maintained with a depository institution having one of the two highest unsecured long-term debt ratings, or (iii) with respect to any of the foregoing, any account or accounts maintained with a depository institution satisfactory to the applicable Rating Agency or Rating Agencies rating the certificates related to the applicable Mortgage Loans at the time of the issuance thereof. Eligible Accounts may bear interest.

Escrow Account: The separate trust account or accounts created and maintained pursuant to this Agreement which shall be entitled "Countrywide Home Loans, Inc. in trust for the Purchaser and various Mortgagors".

Escrow Payments. The amounts constituting ground rents, taxes, assessments, water rates, Primary Mortgage Insurance Policy premiums, hazard insurance policy premiums, and other payments required to be escrowed by the Mortgagor with the applicable mortgagee pursuant to the related Mortgage Loan.

Event of Default: Any one of the conditions or circumstances enumerated in Section 14.01.

FDIC: The Federal Deposit Insurance Corporation, or any successor thereto.

FHLMC: The Federal Home Loan Mortgage Corporation or any successor thereto.

Fixed Rate Mortgage Loan: A Mortgage Loan with respect to which the Mortgage Interest Rate set forth in the Mortgage Note is fixed for the term of such Mortgage Loan.

FNMA: Fannie Mae or any successor thereto.

Funding Deadline: With respect to each Closing Date, one o'clock p.m. (1:00 p.m.) New York time, or such other time mutually agreed to by the Purchaser and the Seller.

Gross Margin: With respect to each Mortgage Loan, the fixed percentage amount set forth in the related Mortgage Note which amount is added to the Index in accordance with the terms of the related Mortgage Note to determine on each Interest Adjustment Date, the Mortgage Interest Rate for such Mortgage Loan.

HUD: The Department of Housing and Urban Development or any federal agency or office thereof which may from time to time succeed to the functions thereof.

Index: With respect to any Mortgage Loan, the index set forth in the related Mortgage Note for the purpose of calculating the interest rate thereon.

Insurance Proceeds: With respect to each Mortgage Loan, proceeds of insurance policies insuring the Mortgage Loan or the related Mortgaged Property.

Interest Adjustment Date: With respect to an Adjustable Rate Mortgage Loan, the date on which an adjustment to the Mortgage Interest Rate on a Mortgage Note becomes effective.

Late Collections: With respect to any Mortgage Loan, all amounts received during any Due Period, whether as late payments of Monthly Payments or as Liquidation Proceeds, Condemnation Proceeds, Primary Mortgage Insurance proceeds, Other Insurance Proceeds, proceeds of any REO Disposition or otherwise, which represent late payments or collections of Monthly Payments due but delinquent for a previous Due Period and not previously recovered.

Lender PMI Mortgage Loan: Any individual Mortgage Loan subject to a Primary Mortgage Insurance Policy, the premiums of which are paid by the mortgagee.

Lender PMI Rate. With respect to each Lender PMI Loan, the portion of the Mortgage Interest Rate which shall be used to pay the premium due on the related lender-paid Primary Mortgage Insurance Policy with respect to a Lender PMI Mortgage Loan.

Lifetime Mortgage Interest Rate Cap: With respect to each Adjustable Rate Mortgage Loan, the absolute maximum Mortgage Interest Rate payable, above which the Mortgage Interest Rate can not be adjusted.

Liquidation Proceeds: Amounts, other than Primary Mortgage Insurance Proceeds, Condemnation Proceeds and Other Insurance Proceeds, received by the Seller in connection with the liquidation of a defaulted Mortgage Loan through trustee's sale, foreclosure sale or otherwise, other than amounts received following the acquisition of an REO Property pursuant to Section 11.13.

Loan-to-Value Ratio or LTV: With respect to any Mortgage Loan, the ratio of the outstanding principal amount of the Mortgage Loan as of the date of determination to the Appraised Value of the related Mortgaged Property.

MERS: Mortgage Electronic Registration Systems, Inc., a corporation organized and existing under the laws of the State of Delaware, or any successor thereto.

MERS Mortgage Loan: Any Mortgage Loan registered with MERS on the MERS System.

MERS System: The system of recording transfers of mortgages electronically maintained by MERS.

MIN: The Mortgage Identification Number for any MERS Mortgage Loan.

MOM Loan: Any Mortgage Loan as to which MERS is acting as mortgagee, solely as nominee for the originator of such Mortgage Loan and its successors and assigns.

Monthly Advance: The aggregate of the advances made by the Seller on any Remittance Date pursuant to Section 11.19.

Monthly Payment: The scheduled monthly payment of principal and interest on a Mortgage Loan.

Mortgage: The mortgage, deed of trust or other instrument securing a Mortgage Note, which creates a first lien on an unsubordinated estate in fee simple in real property securing the Mortgage Note, except that with respect to real property located in the state of Hawaii, the mortgage, deed of trust or other instrument securing the Mortgage Note may secure and create a first lien upon a leasehold estate of the Mortgagor.

Mortgage File: The Collateral Documents pertaining to a particular Mortgage Loan, and any additional collateral documents required to be added to the Mortgage File pursuant to this Agreement .

Mortgage Interest Rate: The annual rate at which interest accrues on any Mortgage Loan, exclusive of any primary mortgage insurance premium and, with respect to an Adjustable Rate Mortgage Loan, as adjusted from time to time in accordance with the provisions of the related Mortgage Note and in compliance with the related Lifetime Mortgage Interest Rate Cap and Periodic Rate Cap of the related Mortgage Note.

Mortgage Loan: An individual Mortgage Loan which is the subject of this Agreement, each Mortgage Loan originally sold and subject to this Agreement being identified on the related Mortgage Loan Schedule, which Mortgage Loan includes without limitation the Mortgage File, the Monthly Payments, Principal Prepayments, Liquidation Proceeds, Condemnation Proceeds, Insurance Proceeds, REO Disposition proceeds, and all other rights, benefits, proceeds and obligations arising from or in connection with such Mortgage Loan, except with respect to the related servicing rights which are retained by the Seller.

Mortgage Loan Documents: The documents listed in Exhibit 5 of this Agreement pertaining to any Mortgage Loan.

Mortgage Loan Package: The pool of Mortgage Loans sold to the Purchaser on the related Closing Date.

Mortgage Loan Remittance Rate. The Mortgage Interest Rate, less the Servicing Fee Rate and the LPMI Fee Rate, if applicable.

Mortgage Loan Schedule: The schedule of Mortgage Loans to be prepared by the Seller, setting forth the following information with respect to each Mortgage Loan: (1) the Seller's Mortgage Loan identifying number; (2) the Mortgagor's name; (3) the street address of the Mortgaged Property including the city, state and zip code; (4) a code indicating whether the Mortgaged Property is the Mortgagor's primary residence, secondary residence or an investor property; (5) the type of residential units constituting the Mortgaged Property (i.e., detached single family, two-to-four-family, condominium units, etc.); (6) the original months to maturity or the remaining months to maturity from the Cut-off Date, in any case based on the original amortization schedule and, if different, the maturity expressed in the same manner but based on the actual amortization schedule; (7) the Appraised Value of the Mortgaged Property and the Loan- to-Value Ratio at origination; (8) the Mortgage Interest Rate at origination; (9) the date on which the initial Monthly Payment was due on the Mortgage Loan; (10) the stated maturity date; (11) the amount of the Monthly Payment as of the Cut-off Date; (12) the original principal amount of the Mortgage Loan; (13) the principal balance of the Mortgage Loan as of the close of business on the Cut-off Date, after deduction of payments of principal due on or before the Cut-off Date whether or not collected; (14) with respect to an Adjustable Rate Mortgage Loan, the first Interest Adjustment Date; (15) with respect to an Adjustable Rate Mortgage Loan, the Gross Margin; (16) a code indicating the purpose of the loan (i.e., purchase, rate and term refinance, equity take-out refinance); (17) with respect to an Adjustable Rate Mortgage Loan, the Lifetime Mortgage Interest Rate Cap under the terms of the Mortgage Note; (18) with respect to an Adjustable Rate Mortgage Loan, the Periodic Rate Cap; (19) the Servicing Fee Rate; (20) a code indicating the documentation style (i.e., full, alternative, reduced or Streamlined Documentation Program); (21) a code indicating whether a Mortgage Loan is a Fixed Rate or Adjustable Rate Mortgage Loan; (22) the Primary Mortgage Insurance Policy number, if any, which number (or an additional code) shall identify the applicable Primary Mortgage Insurance Policy provider; (23) [reserved]; (24) a code indicating whether the Mortgage Loan is a MERS Mortgage Loan; (25) a code indicating whether the Mortgage Loan is a Lender PMI Mortgage

Loan and, in the case of any Lender PMI Mortgage Loan, a percentage representing the amount of the related interest premium charged to the Mortgagor; (26) the Mortgage Interest Rate as of the Cut-off Date; and (27) the Index. With respect to the Mortgage Loans in the aggregate, the Mortgage Loan Schedule shall set forth the following information, as of the Cut-off Date: (1) the number of Mortgage Loans; (2) the current principal balance of the Mortgage Loans; and (3) the weighted average Mortgage Interest Rate of the Mortgage Loans. Such schedule may be delivered in magnetic tape or hard copy form or any combination thereof.

Mortgage Note: The note or other evidence of the indebtedness of a Mortgagor secured by a Mortgage.

Mortgaged Property: The real property (or leasehold estate, if applicable in the case of a Mortgage Loan in the state of Hawaii) securing repayment of the debt evidenced by a Mortgage Note.

Mortgagor: The obligor on a Mortgage Note.

Negative Amortization. With respect to an Adjustable Rate Mortgage Loan, that portion of interest accrued at the Mortgage Interest Rate in any month which exceeds the Monthly Payment on the related Mortgage Loan for such month and which, pursuant to the terms of the Mortgage Note, is added to the principal balance of the Mortgage Loan.

Officer's Certificate: A certificate signed by the Chairman of the Board or the Vice Chairman of the Board or a President or a Vice President and by the Treasurer or the Secretary or one of the Assistant Treasurers or Assistant Secretaries of the Seller, and delivered to the Purchaser.

Opinion of Counsel: A written opinion of counsel, who may be an employee of the party on behalf of whom the opinion is being given, reasonably acceptable to the Purchaser.

Other Insurance Proceeds: Proceeds of any title policy, hazard policy, pool policy or other insurance policy covering a Mortgage Loan, other than the Primary Mortgage Insurance Policy, if any, to the extent such proceeds are not to be applied to the restoration of the related Mortgaged Property or released to the Mortgagor in accordance with the procedures that the Seller would follow in servicing mortgage loans held for its own account.

Payment Adjustment Date: With respect to each Adjustable Rate Mortgage Loan, the date on which an adjustment to the Monthly Payment pursuant to the related Mortgage Note becomes effective.

Pass-Through Transfer: The sale or transfer of some or all of the Mortgage Loans to a trust to be formed as part of a publicly or privately traded pass-through transaction retaining the Seller as "servicer" thereunder.

Periodic Rate Cap: With respect to each Adjustable Rate Mortgage Loan, the provision of each Mortgage Note which provides for an absolute maximum amount by which the Mortgage Interest Rate therein may increase or decrease on an Interest Adjustment Date above the Mortgage Interest Rate previously in effect.

Person: Any individual, corporation, partnership, limited liability company, joint venture, association, joint-stock company, trust, unincorporated organization or government or any agency or political subdivision thereof.

Prepayment Interest Shortfall Amount: With respect to any Mortgage Loan that was subject to a Principal Prepayment in full or in part during any Due Period, which Principal Prepayment was applied to such Mortgage Loan prior to such Mortgage Loan's Due Date in such Due Period, the amount of interest (net of the related Servicing Fee) that would have accrued on the amount of such Principal Prepayment during the period commencing on the date as of which such Principal Prepayment was applied to such Mortgage Loan and ending on the day immediately preceding such Due Date, inclusive.

Primary Mortgage Insurance Policy: A policy of primary mortgage guaranty insurance (including, without limitation, a primary mortgage insurance policy on a Lender PMI Mortgage Loan) issued by a Qualified Insurer which conforms in all respects to the description set forth in Subsection 7.02 (xxxi) herein.

Principal Prepayment: Any payment or other recovery of principal on a Mortgage Loan which is received in advance of its scheduled Due Date, excluding any prepayment penalty or premium thereon, which is not accompanied by an amount of interest representing scheduled interest due on any date or dates in any month or months subsequent to the month of prepayment.

Principal Prepayment Period: As to any Remittance Date, the calendar month preceding the month of distribution.

Purchase Price: The price paid on the related Closing Date by the Purchaser to the Seller in exchange for the Mortgage Loans purchased on such Closing Date as calculated in Section 4 of this Agreement.

Purchase Price and Terms Letters: Those certain letter agreements executed on or after the date hereof setting forth the general terms and conditions of each transaction contemplated herein and identifying the loan characteristics of the Mortgage Loans to be purchased from time to time hereunder, by and between the Seller and the Purchaser. All of the individual Purchase Price and Terms Letters shall collectively be referred to as the "Purchase Price and Terms Letter".

Purchaser: Washington Mutual Mortgage Securities Corp. or its successor in interest or any successor to or assignee of the Purchaser under this Agreement as herein provided.

Qualified Insurer: An insurance company duly qualified as such under the laws of the states in which the Mortgaged Properties are located, duly authorized and licensed in such states to transact the applicable insurance business and to write the insurance provided, approved as an insurer by FNMA and FHLMC.

Qualified Substitute Mortgage Loan: A mortgage loan eligible to be substituted by the Seller for a Deleted Mortgage Loan which must, on the date of such substitution, (i) have an unpaid principal balance, after deduction of all scheduled payments due in the month of substitution (or in the case of a substitution of more than one (1) mortgage loan for a Deleted Mortgage Loan, an aggregate principal balance), not in excess of the unpaid principal balance of the Deleted Mortgage Loan (the amount of any shortfall will be deposited in the Custodial Account by the Seller in the month of substitution); (ii) have a Mortgage Interest Rate not less than, and not more than 1% greater than, the Mortgage Interest Rate of the Deleted Mortgage Loan; (iii) have a remaining term to maturity not later than, and not more than one year earlier than, the maturity date of the Deleted Mortgage Loan; (iv) comply with each representation and warranty (respecting individual Mortgage Loans) set forth in Section 7 hereof; and (v) be the same type of Mortgage Loan (i.e., a Fixed Rate Mortgage Loan, and/or the same type of Adjustable Rate Mortgage Loan).

Rating Agencies: Standard & Poor's, a division of The McGraw- Hill Companies, Inc., Moody's Investors Service, Inc., and Fitch, Inc.

Reconstitution Agreements: The agreement or agreements entered into by the Seller and the Purchaser and/or certain third parties on the Reconstitution Date or Dates with respect to any or all of the Mortgage Loans serviced hereunder, in connection with a Whole Loan Transfer or a Pass-Through Transfer as set forth in Section 12. Such agreement or agreements shall prescribe the rights and obligations of the Seller in servicing the related Mortgage Loans.

Reconstitution Date: The date or dates on which any or all of the Mortgage Loans serviced under this Agreement shall be removed from this Agreement and reconstituted as part of a Whole Loan Transfer or Pass-Through Transfer pursuant to Section 12 hereof. On such date, the Mortgage Loans transferred shall cease to be covered by this Agreement and the Seller shall cease to service those Mortgage Loans under this Agreement in accordance with the termination provisions set forth in Section 12 hereof.

Refinanced Mortgage Loan: A Mortgage Loan which was made to a Mortgagor who owned the Mortgaged Property prior to the origination of such Mortgage Loan and the proceeds of which were used in whole or part to satisfy an existing mortgage.

REMIC: A "real estate mortgage investment conduit" within the meaning of Section 860D of the Code.

Remittance Date: The eighteenth (18th) day of any month, or if such eighteenth (18th) day is not a Business Day, the first Business Day immediately following.

REO Disposition: The final sale by the Seller of any REO Property.

REO Property: A Mortgaged Property acquired by the Seller on behalf of the Purchaser as described in Section 11.13 of the Servicing Addendum attached as Exhibit 9.

Repurchase Price: With respect to any Mortgage Loan, a price equal to the sum of (i) the Stated Principal Balance of the Mortgage Loan at the time of repurchase (plus any Negative Amortization, if applicable) plus (ii) interest on such Stated Principal Balance at the Mortgage Loan Remittance Rate from the last date through which interest has been paid and distributed to the Purchaser to the date of repurchase, less (iii) amounts received or advanced in respect of such repurchased Mortgage Loan which are being held in the Custodial Account for distribution in the month of repurchase.

SAIF: The Savings Association Insurance Fund, or any successor thereto.

Seller: Countrywide Home Loans, Inc., or any successor to or assignee of the Seller under this Agreement as provided herein.

Servicing Addendum: The terms and conditions attached hereto as Exhibit 9 which will govern the servicing of the Mortgage Loans by Seller during the period commencing on the related Closing Date and ending on the date the Seller enters into a Reconstitution Agreement.

Servicing Advances: All customary, reasonable and necessary "out of pocket" costs and expenses incurred in the performance by the Seller of its servicing obligations, including, but not limited to, the cost of (i) the preservation, restoration and protection of the Mortgaged Property, (ii) any enforcement or judicial proceedings, including foreclosures, (iii) the management and liquidation of the REO Property, and (iv) compliance with the obligations under this Agreement, including Section 11.08 of the Servicing Addendum.

Servicing Fee: With respect to each Mortgage Loan, the amount of the annual fee the Purchaser shall pay to the Seller, which shall, for a period of one full month, be equal to one-twelfth of the product of (a) the Servicing Fee Rate and (b) the Stated Principal Balance of such Mortgage Loan. Such fee shall be payable monthly, computed on the basis of the same principal amount and period respecting which any related interest payment on a Mortgage Loan is computed. The obligation of the Purchaser to pay the Servicing Fee is limited to, and the Servicing Fee is payable solely from, the interest portion of such Monthly Payment collected by the Seller, or as otherwise provided under Section 11 hereof. With respect to REO Property, the Servicing Fee shall be payable to the Seller through REO Disposition in accordance with Section 11.13 of the Servicing Addendum which Servicing Fee shall be based upon the Stated Principal Balance of the related Mortgage Loan at the time of foreclosure as reduced by any income or proceeds received by Purchaser in respect of such REO Property and applied to reduce the outstanding principal balance of the foreclosed Mortgage Loan.

Servicing Fee Rate: The per annum rate at which the Servicing Fee accrues, which rate shall be set forth in the related Purchase Price and Terms Letter.

Servicing File: With respect to each Mortgage Loan, the file retained by the Seller consisting of (a) the credit documents set forth on Exhibit 5 hereto and (b) copies of the Collateral Documents.

Servicing Officer: Any officer of the Seller involved in, or responsible for, the administration and servicing of the Mortgage Loans whose name appears on a list of servicing officers furnished by the Seller to the Purchaser upon request, as such list may from time to time be amended.

Stated Principal Balance: With respect to each Mortgage Loan as of the date of such determination: (i) the unpaid principal balance of the Mortgage Loan as of the Cut-off Date after giving effect to payments of principal due on or before such date, whether or not received, and without giving effect to payments received on or before such date in respect of payments due after such date for application on the scheduled Due Date, minus (ii) all amounts previously distributed to the Purchaser with respect to the related Mortgage Loan representing payments or recoveries of principal or advances in lieu thereof.

Streamlined Documentation Program: Those streamlined documentation programs delineated in the guidelines set forth in Exhibit 10 hereto.

Transaction Documents: The related Purchase Price and Terms Letter, the related Assignment and Conveyance and this Agreement.

Underwriting Guidelines: As defined in the respective Purchase Price and Terms Letter.

Updated Loan-to-Value Ratio: With respect to any Mortgage Loan, the outstanding principal balance of such Mortgage Loan as of the date of determination divided by the Appraised Value of the related Mortgaged Property as determined by the appraisal made for the originator at the time of origination of the Mortgage Loan or in the event that an appraisal was made since the origination of the Mortgage Loan then the latest appraisal of the Mortgaged Property. Such appraisal shall be in a form acceptable to FNMA or FHLMC.

Whole Loan Agreement: Any Reconstitution Agreement in respect of a Whole Loan Transfer.

Whole Loan Transfer: The sale or transfer by Purchaser of some or all of the Mortgage Loans in a whole loan or participation certificate format pursuant to a Reconstitution Agreement retaining the Seller as "servicer" thereunder.

SECTION 2.   Agreement to Purchase.

The Seller agrees to sell, and the Purchaser agrees to purchase, Mortgage Loans having an aggregate unpaid principal balance on the related Cut-off Date in an amount as set forth in the related Purchase Price and Terms Letter, or in such other amount as agreed by the Purchaser and the Seller as evidenced by the actual aggregate unpaid principal balance of the Mortgage Loans accepted by the Purchaser on the Closing Date.

SECTION 3.   Mortgage Schedules.

No later than the related Closing Date, the Seller shall deliver to the Purchaser the Mortgage Loan Schedule listing the Mortgage Loans to be purchased on such Closing Date. Such Mortgage Loans shall conform to the terms set forth in the related Purchase Price and Terms Letter and, to the extent not consistent with the Purchase Price and Terms Letter and this Agreement, any Mortgage Loans which do not so conform shall, at the Purchaser's option, be deleted from the Mortgage Loan Schedule prior to the Closing Date, and, pursuant to Subsection

7.03 of this Agreement, may be replaced by a substitute Mortgage Loan (or Mortgage Loans) acceptable to the Purchaser.

SECTION 4.   Purchase Price.

The Purchase Price for each Mortgage Loan shall be the percentage of par as stated in the related Purchase Price and Terms Letter (subject to adjustment as provided therein), multiplied by the aggregate Stated Principal Balance, as of the related Cut-off Date, of the Mortgage Loans listed on the related Mortgage Loan Schedule. If so provided in the related Purchase Price and Terms Letter, portions of the Mortgage Loans shall be priced separately.

In addition to the Purchase Price as described above, the Purchaser shall pay to the Seller, at closing, accrued interest on the Stated Principal Balance as of the Cut-off Date of the related Mortgage Loans at the weighted average interest rate of those Mortgage Loans, net of interest at the Servicing Fee Rate, from the related Cut-off Date to the day prior to the related Closing Date, inclusive and, with respect to Lender PMI Mortgage Loans, net of the amount of the fee for the related policy, from the related Cut-off Date to the day prior to the related Closing Date, inclusive.

The Purchaser shall be entitled to (l) all scheduled principal due after the related Cut-off Date, (2) all other recoveries of principal collected after the related Cut-off Date (provided, however, that all scheduled payments of principal due on or before the related Cut-off Date and collected by the Seller after the related Cut-off Date shall belong to the Seller), and (3) all payments of interest on the Mortgage Loans net of interest at the Servicing Fee Rate (minus that portion of any such payment which is allocable to the period prior to the related Cut-off Date) and, with respect to Lender PMI Mortgage Loans, net of the amount of the fee for the related policy. The unpaid principal balance of each Mortgage Loan as of the related Cut-off Date is determined after application of payments of principal due on or before the related Cut-off Date whether or not collected. Therefore, payments of scheduled principal and interest prepaid for a due date beyond the related Cut-off Date shall not be applied to the principal balance as of the related Cut-off Date. Such prepaid amounts (minus interest at the Servicing Fee Rate) shall be the property of the Purchaser. The Seller shall deposit any such prepaid amounts into the Custodial Account, which account is established for the benefit of the Purchaser for subsequent remittance by the Seller to the Purchaser. All payments of principal and interest, less interest at the Servicing Fee Rate, due on the first day of the month after the related Cut-off Date shall belong to the Purchaser.

SECTION 5.   Examination of Mortgage Files.

Not later than the Business Day prior to the related Closing Date, the Seller shall (a) deliver to the Purchaser in escrow, for examination with respect to each Mortgage Loan to be purchased, the related Mortgage Loan Documents, including the Assignment of Mortgage, pertaining to each Mortgage Loan, or (b) make the related Mortgage File available to the Purchaser for examination at the Seller's offices or such other location as shall otherwise be agreed upon by the Purchaser and the Seller. Such examination may be made by the Purchaser or its designee at any reasonable time before or after the related Closing Date. If the Purchaser makes such examination prior to the related Closing Date and identifies any Mortgage Loans that

-12-

do not conform to the requirements of the Purchase Price and Terms Letter at the Purchaser's reasonable and good faith discretion, such Mortgage Loans, at the Purchaser's option, shall be deleted from the related Mortgage Loan Schedule, and, pursuant to Subsection 7.03 of this Agreement, may be replaced by a substitute Mortgage Loan (or Mortgage Loans) acceptable to the Purchaser. The Purchaser shall use its reasonable best efforts to conduct its due diligence, and to convey the results thereof to the Seller, within the time and in the manner necessary to permit the Seller to rebut or cure any Mortgage Loan or to substitute replacement Mortgage Loans as permitted herein. The Purchaser may, at its option and without notice to the Seller as to whether it has examined the Mortgage Files, purchase all or part of the Mortgage Loans without conducting any partial or complete examination. The fact that the Purchaser or its designee has conducted or has failed to conduct any partial or complete examination of the Mortgage Files shall not affect the Purchaser's (or any of its successor's) rights to demand repurchase, substitution or other relief as provided herein.

SECTION 6. Conveyance from Seller to Purchaser.

Subsection 6.01. Conveyance of Mortgage Loans; Possession of Servicing Files

On each Closing Date, the Seller shall execute and deliver an Assignment and Conveyance. The Servicing File retained by the Seller pursuant to this Agreement shall be appropriately identified in the Seller's computer system to clearly reflect the sale of the related Mortgage Loan to the Purchaser, and such Servicing File shall be held in trust by the Seller for the benefit of the Purchaser solely for the purpose of servicing such Mortgage Loan. The Seller shall release from its custody the contents of any Servicing File retained by it only in accordance with this Agreement.

Subsection 6.02. Books and Records.

Record title to each Mortgage and the related Mortgage Note as of the related Closing Date shall be in the name of the relevant Mortgage Loan originator or the Seller. Notwithstanding the foregoing, ownership of each Mortgage and related Mortgage Note shall be possessed solely by the Purchaser or the appropriate designee of the Purchaser, as the case may be. All rights arising out of the Mortgage Loans including, but not limited to, all funds received by the Seller after the related Cut-off Date on or in connection with a Mortgage Loan, other than as provided in this Agreement, shall be vested in the Purchaser or one or more designees of the Purchaser; provided, however, that all funds received on or in connection with a Mortgage Loan shall be received and held by the Seller in trust for the benefit of the Purchaser or the appropriate designee of the Purchaser, as the case may be, as the owner of the Mortgage Loans pursuant to the terms of this Agreement.

The sale of each Mortgage Loan shall be reflected on the Seller's balance sheet and other financial statements as a sale of assets by the Seller.

The Seller shall maintain with respect to each Mortgage Loan and shall make available for inspection by any Purchaser or its designee the related Servicing File during the time the Purchaser retains ownership of a Mortgage Loan and thereafter in accordance with applicable laws and regulations.

The Seller shall keep at its servicing office books and records in which, subject to such reasonable regulations as it may prescribe, the Seller shall note transfers of Mortgage Loans. No transfer of the Purchaser's rights under this Agreement may be made unless such transfer is in compliance with the terms hereof. For the purposes of this Agreement, the Seller shall be under no obligation to deal with any person with respect to this Agreement or the Mortgage Loans unless the books and records show such person as the owner of the Mortgage Loan. The Purchaser may, subject to the terms of this Agreement, assign its rights under this Agreement with respect to one or more of the Mortgage Loans. Upon receipt of notice of the transfer, the Seller shall mark its books and records to reflect the ownership of the Mortgage Loans of such assignee, and shall release the previous Purchaser from its obligations hereunder with respect to the Mortgage Loans sold or transferred.

Subsection 6.03.   Delivery of Mortgage Loan Documents.

On the Business Day prior to each Closing Date, the Seller shall deliver and release to the Purchaser the Mortgage Loan Documents with respect to each Mortgage Loan set forth on the related Mortgage Loan Schedule.

In addition, in connection with the assignment of any MERS Mortgage Loan, the Seller agrees that it will cause, at the Seller's expense, the MERS System to indicate that such Mortgage Loans have been assigned by the Seller to the Purchaser in accordance with this Agreement (or deleting, in the case of Mortgage Loans which are repurchased in accordance with this Agreement) by including in such computer files the information required by the MERS System to identify the Purchaser and the series in which such Mortgage Loans were sold. The Seller further agrees that it will not alter the codes referenced in this paragraph with respect to any Mortgage Loan during the term of this Agreement unless and until such Mortgage Loan is repurchased in accordance with the terms of this Agreement.

If pursuant to the foregoing provisions the Seller repurchases a Mortgage Loan that is a MERS Mortgage Loan, the Seller shall either (i) cause MERS to execute and deliver an Assignment of Mortgage in recordable form to transfer the Mortgage from MERS to the Seller and shall cause such Mortgage to be removed from registration on the MERS System in accordance with MERS' rules and regulations or (ii) cause MERS to designate on the MERS System the Seller or its designee as the beneficial holder of such Mortgage Loan.

In the event that any of the documents listed in paragraph 3 to 7, inclusive, of Exhibit 5 attached hereto have not been delivered and released to the Purchaser or its designee (the "Missing Documents") by the Closing Date, then the Seller shall use its best efforts to deliver the recordable Missing Documents to the Purchaser or its designee within one hundred and eighty (180) days following the related Closing Date and non-recordable Missing Documents within ninety (90) days of the related Closing Date. After the Seller concludes that it will not be able to deliver the Missing Documents to the Purchaser or its designee due to (i) the failure of the applicable recorder's office to return a Missing Document that was sent for recording or (ii) the failure of the title insurer to issue and deliver the original mortgagee title policy, except where such refusal to issue the policy is based on a claim that the title insurer is under no obligation to issue such policy, but in no event later than three hundred and sixty (360) days following the related Closing Date for Missing Documents (unless an extension of time is consented to by the Purchaser in its reasonable discretion), the Seller shall notify the Purchaser and upon written request from the Purchaser the related Mortgage Loan shall be repurchased by the Seller at the price and in the manner specified in Subsection 7.03.

The Seller shall forward by personal delivery, recognized overnight delivery service or registered or certified first class mail, postage prepaid, return receipt requested to the Purchaser original documents evidencing an assumption, modification, consolidation or extension of any Mortgage Loan entered into in accordance with this Agreement within two (2) weeks of their execution, provided, however, that the Seller shall provide the Purchaser with a certified true copy of any such document submitted for recordation within two (2) weeks of its execution, and shall provide the original of any document submitted for recordation or a copy of such document certified by the appropriate public recording office to be a true and complete copy of the original promptly upon receipt of same, but in no event later than one hundred eighty (180) days after such document was submitted for recording.

Subsection 6.04.   Recordation of Assignments of Mortgage; Loss Payee Status.

With respect to each Mortgage Loan registered on the MERS System, the Seller shall be required to update the following fields: (i) the investor field must be updated with the Org ID 1003646 and (ii) the master servicer field must be updated with the Org ID 1000726. The Seller shall notify MERS, in accordance with the MERS procedures then in effect, of the transfer of ownership of all Mortgage Loans registered on MERS and purchased by the Purchaser.

With respect to those Mortgage Loans not registered with the MERS System, the Seller shall prepare an Assignment of Mortgage, signed by original signature by an authorized officer of the Seller, in blank, which Assignment of Mortgage shall be acceptable for recording in the appropriate public offices for real property records in the counties or their comparable jurisdictions in which any of the Mortgaged Properties are situated.

SECTION 7.   Representations, Warranties and Covenants of the Seller; Remedies for Breach.

Subsection 7.01.   Representations and Warranties Respecting the Seller.

The Seller represents, warrants and covenants to the Purchaser that as of each Closing Date or as of such date specifically provided herein:

(i)   The Seller is duly organized, validly existing and in good standing under the laws of New York and is qualified to transact business in and is in good standing under the laws of each state where a Mortgaged Property is located or is otherwise exempt under applicable law from such qualification or is otherwise not required under applicable law to effect such qualification and no demand for such qualification has been made upon the Seller by any state having jurisdiction to the extent necessary to insure the enforceability of each Mortgage Loan and is or will be in compliance with the laws of any such state to the extent necessary to insure the servicing of the Mortgage Loans in accordance with the terms of this Agreement. No licenses or approvals obtained by Seller have been suspended by any court, administrative agency, arbitrator or governmental body and no proceedings are pending which might result in such suspension;

(ii)   The Seller has the full power and authority to execute, deliver and perform, and to enter into and consummate, all transactions contemplated by this Agreement. The Seller has duly authorized the execution, delivery and performance of the Transaction Documents and has duly executed and delivered the Transaction Documents. The Transaction Documents, assuming due authorization, execution and delivery by the Purchaser, constitutes the legal, valid and binding obligations of the Seller, enforceable against it in accordance with their terms except as the enforceability thereof may be limited by bankruptcy, insolvency, or reorganization. As of the related Closing Date, the Seller has the full power and authority to hold each Mortgage Loan and to sell each Mortgage Loan;

(iii)   Neither the execution and delivery of the Transaction Documents, the acquisition or origination of the Mortgage Loans by the Seller, the sale of the Mortgage Loans to the Purchaser, the consummation of the transactions contemplated hereby, nor the fulfillment of or compliance with the terms and conditions of the Transaction Documents, will conflict with or result in a breach of any of the terms, conditions or provisions of the Seller's certificate of incorporation or by-laws or result in a material breach of any legal restriction or any agreement or instrument to which the Seller is now a party or by which it is bound, or constitute a material default or result in an acceleration under any of the foregoing, or result in the violation of any law, rule, regulation, order, judgment or decree to which the Seller or its property is subject or impair the ability of the Purchaser to realize on the Mortgage Loans, or impair the value of the Mortgage Loans;

(iv)   The Seller is an approved seller/servicer for either FNMA or FHLMC in good standing and is a mortgagee approved by the Secretary of HUD pursuant to Section 203 and 211 of the National Housing Act. No event has occurred, including but not limited to a change in insurance coverage, which would make the Seller unable to comply with FNMA, FHLMC or HUD eligibility requirements or which would require notification to FNMA, FHLMC or HUD;

(v)   The Seller does not believe, nor does it have any reason or cause to believe, that it cannot perform each and every covenant contained in the Transaction Documents;

(vi)   There is no action, suit, proceeding, investigation or litigation pending or, to the Seller's knowledge, threatened, which either in any one instance or in the aggregate, if determined adversely to the Seller would adversely affect the sale of the Mortgage Loans to the Purchaser, the execution, delivery or enforceability of this Agreement, the ability of the Seller to service the Mortgage Loans hereunder in accordance with the terms hereof, or the Seller's ability to perform its obligations under the Transaction Documents;

(vii)   No consent, approval, authorization or order of any court or governmental agency or body is required for the execution, delivery and performance by the

Seller of or compliance by the Seller with this Agreement or the terms of the Mortgage Loans, the delivery of a portion of the Mortgage Files to the Purchaser, the sale of the Mortgage Loans to the Purchaser or the consummation of the transactions contemplated by the Transaction Documents, or if required, such consent, approval, authorization or order has been obtained prior to the related Closing Date;

(viii)   The consummation of the transactions contemplated by the Transaction Documents are in the ordinary course of business of the Seller, and the transfer, assignment and conveyance of the Mortgage Notes and the Mortgages by the Seller pursuant to the Transaction Documents are not subject to the bulk transfer or any similar statutory provisions in effect in the applicable jurisdiction;

(ix)   No written statement, report or other document prepared and furnished or to be prepared and furnished by the Seller pursuant to the Transaction Documents or in connection with the transactions contemplated hereby contains any untrue statement of material fact or omits to state a material fact necessary to make the statements contained therein not misleading; and

(x)   The Seller is a member of MERS in good standing, and will comply in all material respects with the rules and procedures of MERS in connection with the servicing of the MERS Mortgage Loans for as long as such Mortgage Loans are registered with MERS.

Subsection 7.02.   Representations and Warranties Regarding Individual Mortgage Loans.

The Seller hereby represents and warrants to the Purchaser that, as to each Mortgage Loan, as of the related Closing Date for such Mortgage Loan:

(i)   The information contained in the Mortgage Loan Schedule is complete, true and correct;

(ii)   All payments required to be made up to, and including, the related Cut-off Date for such Mortgage Loan under the terms of the Mortgage Note have been made; the Seller has not advanced funds, or induced, solicited or knowingly received any advance of funds from a party other than the owner of the Mortgaged Property subject to the Mortgage, directly or indirectly, for the payment of any amount required by the Mortgage Loan; and there has been no delinquency of more than thirty days in any payment by the Mortgagor thereunder during the last twelve months; no Mortgage Loan has experienced a delinquency of sixty (60) days or more since origination;

(iii)   There are no delinquent taxes, ground rents, water charges, sewer rents, assessments, insurance premiums, leasehold payments, including assessments payable in future installments or other outstanding charges affecting the related Mortgaged Property;

(iv)   The terms of the Mortgage Note and the Mortgage have not been impaired, waived, altered or modified in any respect, except by written instruments which have been recorded, if necessary to protect the interests of the Purchaser, and which have been

-17-

delivered to the Purchaser. The substance of any such waiver, alteration or modification has been approved by the primary mortgage guaranty insurer, if any, and by the title insurer, to the extent required by the related policy and its terms are reflected on the Mortgage Loan Schedule. No Mortgagor has been released, in whole or in part, except in connection with an assumption agreement approved by the primary mortgage insurer, if any, and title insurer, to the extent required by the policy, and which assumption agreement is part of the Mortgage File and the terms of which are reflected in the Mortgage Loan Schedule;

       (v)   The Mortgage Note and the Mortgage are not subject to any right of rescission, set-off, counterclaim or defense, including the defense of usury, nor will the operation of any of the terms of the Mortgage Note and the Mortgage, or the exercise of any right thereunder, render the Mortgage unenforceable, in whole or in part, or subject to any right of rescission, set-off, counterclaim or defense, including the defense of usury and no such right of rescission, set-off, counterclaim or defense has been asserted with respect thereto; At origination of any Mortgage Loan, the Seller did not receive any notice that the related Mortgagor has filed for bankruptcy or similar legal protection;

       (vi)   All buildings upon the Mortgaged Property are insured by an insurer acceptable to either FNMA or FHLMC against loss by fire, hazards of extended coverage and such other hazards as are customary in the area where the Mortgaged Property is located, pursuant to insurance policies conforming to the requirements of the Servicing Addendum attached as Exhibit 9. All such insurance policies (collectively, the "hazard insurance policy") contain a standard mortgagee clause naming the Seller, its successors and assigns as mortgagee and all premiums thereon have been paid. If the Mortgaged Property is in an area identified by the Federal Emergency Management Agency as having special flood hazards (and such flood insurance has been made available) a flood insurance policy meeting the requirements of the current guidelines of the Federal Insurance Administration is in effect which policy conforms to the requirements of either FNMA or FHLMC. The Mortgage obligates the Mortgagor thereunder to maintain all such insurance at Mortgagor's cost and expense, and on the Mortgagor's failure to do so, authorizes the holder of the Mortgage to maintain such insurance at Mortgagor's cost and expense and to seek reimbursement therefor from the Mortgagor. Each hazard insurance policy has been validly issued and is in full force and effect. The Seller has not done anything that would impair the coverage of any such hazard insurance policy.   If the Mortgaged Property is an individual unit in a condominium project or an individual unit in a planned unit development, such Mortgaged Property possesses insurance acceptable to Fannie Mae;

       (vii)   Any and all requirements of any federal, state or local law including, without limitation, all applicable predatory and abusive lending, usury, truth in lending, real estate settlement procedures, consumer credit protection, equal credit opportunity or disclosure laws applicable to the Mortgage Loan have been complied with;

       (viii)   The Mortgage has not been satisfied, canceled, subordinated, or rescinded, in whole or in part, and the Mortgaged Property has not been released from the lien of the Mortgage, in whole or in part, nor has any instrument been executed that would effect any such release, cancellation, subordination or rescission;

(ix)   The Mortgage is a valid, existing and enforceable first lien on the Mortgaged Property, including all improvements on the Mortgaged Property, subject only to (a) the lien of current real property taxes and assessments not yet due and payable, (b) covenants, conditions and restrictions, rights of way, easements and other matters of the public record as of the date of recording being acceptable to mortgage lending institutions generally and specifically referred to in lender's title insurance policy delivered to the originator of the Mortgage Loan and which do not adversely affect the Appraised Value of the Mortgaged Property, and (c) other matters to which like properties are commonly subject which do not materially interfere with the benefits of the security intended to be provided by the Mortgage or the use, enjoyment, value or marketability of the related Mortgaged Property;

(x)   The Mortgage Note and the related Mortgage are genuine and each is the legal, valid and binding obligation of the maker thereof, enforceable in accordance with its terms, except as the enforceability thereof may be limited by bankruptcy, insolvency, or reorganization;

(xi)   All parties to the Mortgage Note and the Mortgage had legal capacity to enter into the Mortgage Loan and to execute and deliver the Mortgage Note and the Mortgage, and the Mortgage Note and the Mortgage have been duly and properly executed by such parties. The Mortgagor is a natural person or is otherwise an eligible borrower under FNMA's Selling Guide or FHLMC's Selling Guide;

(xii)   The proceeds of the Mortgage Loan have been fully disbursed and there is no requirement for future advances thereunder and any and all requirements as to completion of any on-site or off-site improvement and as to disbursements of any escrow funds therefore have been complied with. All costs, fees and expenses incurred in making or closing the Mortgage Loan and the recording of the Mortgage were paid, and the Mortgagor is not entitled to any refund of any amounts paid or due under the Mortgage Note or Mortgage;

(xiii)   The Seller is the sole owner and holder of the Mortgage Loan. The Mortgage Loan is not assigned or pledged, and the Seller has good and marketable title thereto and has full right to transfer and sell the Mortgage Loan to the Purchaser free and clear of any encumbrance, equity, lien, pledge, charge, claim or security interest and has full right and authority subject to no interest or participation of, or agreement with, any other party, to sell and assign each Mortgage Loan pursuant to this Agreement. Upon the transfer of the Mortgage Loan to the Purchaser pursuant to this Agreement, the Seller shall have taken all actions necessary on its part to be taken so that the Purchaser will have good indefeasible title to, and will be sole owner of, the related Mortgage and the Mortgage Note, free and clear of any and all liens, claims, encumbrances, participation interests, equities, pledges, charges, or security interests of any nature;

(xiv)   All parties which have had any interest in the Mortgage, whether as mortgagee, assignee, pledgee or otherwise, are (or, during the period in which they held and disposed of such interest, were) (a) in compliance with any and all applicable licensing requirements of the laws of the state wherein the Mortgaged Property is located, and (b) (i) organized under the laws of such state, or (ii) qualified to do business in such state, or (iii) a federal savings and loan association or national bank having principal offices in such state, or (iv) not doing business in such state;

(xv)   The Mortgage Loan is covered by an ALTA lender's title insurance policy acceptable to either FNMA or FHLMC, issued by a title insurer acceptable to either FNMA or FHLMC and qualified to do business in the jurisdiction where the Mortgaged Property is located, insuring (subject to the exceptions contained in (ix)(a) and (b) above) the Seller, its successors and assigns as to the first priority lien of the Mortgage in the original principal amount of the Mortgage Loan and the maximum amount of any Negative Amortization under the Mortgage Note and, in the case of an Adjustable Rate Mortgage Loan, against any loss by reason of the invalidity or unenforceability of the lien resulting from the provisions of the Mortgage Note and/or Mortgage providing for adjustment in the Mortgage Interest Rate and Monthly Payment. Additionally, such lender's title insurance policy affirmatively insures ingress and egress, and against encroachments by or upon the Mortgaged Property or any interest therein. The Seller is the sole insured of such lender's title insurance policy, and such lender's title insurance policy is in full force and effect and will be in full force and effect upon the consummation of the transactions contemplated by this Agreement. No claims have been made under such lender's title insurance policy, and no prior holder of the related Mortgage, including the Seller, has done, by act or omission, anything which would impair the coverage of such lender's title insurance policy. Each such policy has been duly and validly endorsed to the Purchaser or the assignment to the Purchaser of the Seller's interest does not require the consent of or notification to the insurer, and such mortgage title insurance policy is in full force and effect;

(xvi)   There is no default, breach, violation or event of acceleration existing under the Mortgage or the Mortgage Note and no event which, with the passage of time or with notice and the expiration of any grace or cure period, would constitute a default, breach, violation or event of acceleration, and the Seller has not waived any default, breach, violation or event of acceleration;

(xvii)   There are no mechanics' or similar liens or claims which have been filed for work, labor or material (and no rights are outstanding that under law could give rise to such lien) affecting the related Mortgaged Property which are or may be liens prior to, or equal or coordinate with, the lien of the related Mortgage;

(xviii)   All improvements which were considered in determining the Appraised Value (as defined in clause (i) of said definition) of the related Mortgaged Property lay wholly within the boundaries and building restriction lines of the Mortgaged Property, and no improvements on adjoining properties encroach upon the Mortgaged Property. To the best of the Seller's knowledge, no improvement located on or being part of the Mortgaged Property is in violation of any applicable zoning law or regulation, subdivision law or ordinance;

(xix)   The Mortgage Loan was originated by the Seller or by a savings and loan association, a savings bank, a commercial bank or similar institution which is supervised and examined by a federal or state authority, or by a mortgagee approved as such by the Secretary of HUD pursuant to Sections 203 and 211 of the National housing Act. Principal payments on the Mortgage Loan commenced no more than sixty (60) days after funds were disbursed in connection with the Mortgage Loans. With respect to each Mortgage Loan, the Mortgage Note is payable on the Due Date in Monthly Payments, which, (A) in the case of a Fixed Rate Mortgage Loan, are sufficient to fully amortize the original principal balance over the original term thereof and to pay interest at the related Mortgage Interest Rate, and (B) in the case of an Adjustable Rate Mortgage Loan, are changed on each Payment Adjustment Date, and in any case, are sufficient to fully amortize the original principal balance over the original term thereof and to pay interest at the related Mortgage Interest Rate. If such Mortgage Loan is an Adjustable Rate Mortgage Loan, it does not have an interest rate step-down feature or similar feature that would result in a downwards adjustment to the Mortgage Interest Rate, the Gross Margin or the Index as a result of the related Mortgagor's payment method or payment history (e.g., no downwards adjustment in return for allowing the automatic withdrawal of funds from the related Mortgagor's bank account to make the Monthly Payments on such Mortgage Loan, or for making payments when due on such Mortgage Loan);

(xx)   The origination and collection practices used by the Seller with respect to each Mortgage Note and Mortgage have been in all respects legal, proper, prudent and customary in the mortgage origination and servicing business and in accordance with Acceptable Servicing Procedures. With respect to escrow deposits and Escrow Payments, if any, all such payments are in the possession of, or under the control of, the Seller and there exist no deficiencies in connection therewith for which customary arrangements for repayment thereof have not been made. No escrow deposits or Escrow Payments or other charges or payments due the Seller have been capitalized under any Mortgage or the related Mortgage Note. With respect to Adjustable Rate Mortgage Loans, all Mortgage Interest Rate adjustments have been made in strict compliance with state and federal law and the terms of the related Mortgage Note. Any interest required to be paid pursuant to state and local law has been properly paid and credited;

(xxi)   The Mortgaged Property is free of material damage and waste and there is no proceeding pending for the total or partial condemnation thereof;

(xxii)   The Mortgage contains customary and enforceable provisions such as to render the rights and remedies of the holder thereof adequate for the realization against the Mortgaged Property of the benefits of the security provided thereby, including, (a) in the case of a Mortgage designated as a deed of trust, by trustee's sale, and (b) otherwise by judicial foreclosure. There is no other exemption available to the Mortgagor which would interfere with the right to sell the Mortgaged Property at a trustee's sale or the right to foreclose the Mortgage. There is no homestead or other exemption available to the Mortgagor which would interfere with the right to sell the Mortgaged Property at a trustee's sale or the right to foreclose the Mortgage. The Mortgagor has not notified the Seller and the Seller has no knowledge of any relief requested or allowed to the Mortgagor under the Servicemembers Civil Relief Act;

(xxiii)   The Mortgage Loan was underwritten generally in accordance with the Seller's underwriting standards in effect at the time the Mortgage Loan was originated or acquired and the underwriting guidelines described in the related Purchase Price and Terms Letter. The Seller's underwriting standards in effect as of the date of the initial Closing Date have been delivered to Purchaser and are attached hereto as Exhibit 10;

(xxiv)   The Mortgage Note is not and has not been secured by any collateral except the lien of the corresponding Mortgage;

(xxv)   Unless the Mortgage Loan was underwritten pursuant to one of the Seller's Streamlined Documentation Programs, the Servicing File contains an appraisal of the related Mortgaged Property signed prior to the approval of the Mortgage Loan application by an appraiser which meets the minimum FNMA or FHLMC requisite qualifications for appraisers, duly appointed by the originator, who had no interest, direct or indirect in the Mortgaged Property or in any loan made on the security thereof, and whose compensation is not affected by the approval or disapproval of the Mortgage Loan; the appraisal is in a form acceptable to FNMA or FHLMC, with such riders as are acceptable to FNMA or FHLMC, as the case may be;

(xxvi)   In the event the Mortgage constitutes a deed of trust, a trustee, duly qualified under applicable law to serve as such, has been properly designated and currently so serves and is named in the Mortgage, and no fees or expenses are or will become payable by the Purchaser to the trustee under the deed of trust, except in connection with a trustee's sale after default by the Mortgagor;

(xxvii)   No Mortgage Loan contains provisions pursuant to which Monthly Payments are (a) paid or partially paid with funds deposited in any separate account established by the Seller, the Mortgagor, or anyone on behalf of the Mortgagor, (b) paid by any source other than the Mortgagor or (c) contains any other similar provisions which may constitute a "buydown" provision. The Mortgage Loan is not a graduated payment mortgage loan and the Mortgage Loan does not have a shared appreciation or other contingent interest feature;

(xxviii) With respect to an Adjustable Rate Mortgage Loan, the Mortgagor has received all disclosure materials required by applicable law with respect to the making of an adjustable rate mortgage loan and rescission materials with respect to Refinanced Mortgage Loans; the Seller shall maintain all such statements in the Servicing File;

(xxix)   No Mortgage Loan was made in connection with (a) the construction or rehabilitation of a Mortgaged Property or (b) facilitating the trade-in or exchange of a Mortgaged Property;

(xxx)   The selection of the Mortgage Loans by the Seller was not made in a manner so as to affect adversely the interests of the Purchaser;

(xxxi)   No Mortgage Loan has a Loan-to-Value Ratio at origination in excess of 95% or as otherwise set forth in the related Purchase Price and Terms Letter. Each such Mortgage Loan with an LTV at origination in excess of 80% is and will be subject to a Primary Mortgage Insurance Policy, issued by an insurer approved by FNMA or FHLMC, which insures that portion of the Mortgage Loan over 75% of the Appraised Value of the related Mortgaged Property. All provisions of such Primary Mortgage Insurance Policy have been and are being complied with, such policy is and immediately following the closing will remain in full force and effect, such policy may be assigned to the Purchaser without the payment of any fee, and all premiums due thereunder have been paid. Any Mortgage subject to any such Primary Mortgage Insurance Policy obligates the Mortgagor thereunder to maintain such insurance and to pay all premiums and charges in connection therewith, except with respect to any Lender PMI Mortgage Loan.   Except in connection with a Lender PMI Mortgage Loan, the Mortgage Interest Rate for the Mortgage Loan is exclusive of any such insurance premium;

(xxxii)   At origination, the Mortgaged Property was lawfully occupied under applicable law. At origination, all inspections, licenses and certificates required to be made or issued with respect to all occupied portions of the Mortgaged Property and, with respect to the use and occupancy of the same, including but not limited to certificates of occupancy, had been made or obtained from the appropriate authorities;

(xxxiii)   No action has been taken or failed to be taken, no event has occurred and no state of facts exists or has existed on or prior to the Closing Date (whether or not known to the Seller on or prior to such date) which has resulted or will result in an exclusion from, denial of, or defense to coverage under any private mortgage insurance (including, without limitation, any exclusions, denials or defenses which would limit or reduce the availability of the timely payment of the full amount of the loss otherwise due thereunder to the insured) whether arising out of actions, representations, errors, omissions, negligence, or fraud of the Seller, and to the best of the Seller's knowledge, the Mortgagor or any other party involved in the application for such coverage, including the appraisal, plans and specifications and other exhibits or documents submitted therewith to the insurer under such insurance policy, or for any other reason under such coverage, but not including the failure of such insurer to pay by reason of such insurer's breach of such insurance policy or such insurer's financial inability to pay;

(xxxiv)   The Assignment of Mortgage, is in recordable form and is acceptable for recording under the laws of the jurisdiction in which the Mortgaged Property is located;

(xxxv)   Any future advances made to the Mortgagor prior to the Cut-off Date have been consolidated with the outstanding principal amount secured by the Mortgage, and the secured principal amount, as consolidated, bears a single interest rate and single repayment term. The lien of the Mortgage securing the consolidated principal amount is expressly insured as having first lien priority by a title insurance policy, an endorsement to the policy insuring the mortgagee's consolidated interest or by other title evidence acceptable to FNMA or FHLMC. The consolidated principal amount does not exceed the original principal amount of the Mortgage Loan;

(xxxvi)   If the Mortgaged Property is a condominium unit or a planned unit development (other than a de minimis planned unit development) such condominium or planned unit development project meets the eligibility requirements for FNMA or FHLMC;

(xxxvii) The Mortgage Note and Mortgage are on forms acceptable to FNMA or FHLMC;

(xxxviii)   The Mortgaged Property is located in the state indicated on the Mortgage Loan Schedule, and consists of a single parcel of real property with a detached single family residence erected thereon, or an individual condominium unit, or a 2-4 family dwelling or an individual unit in a planned unit development as defined by FNMA, none of which is a mobile home, manufactured dwelling, cooperative housing, commercial property or mixed use property;

(xxxix)   [Intentionally Left Blank];

(xl)   Except for a Mortgage Loan secured by Mortgaged Property located in the state of Hawaii, no Mortgage Loan is secured by a Mortgage on a leasehold estate. With respect to Mortgage Loans in the state of Hawaii that are secured by a leasehold estate, (i) the lease is valid, in full force and effect, and conforms to all of FNMA's requirements for leasehold estates; (ii) all rents and other payments due under the lease have been paid; (iii) the lessee is not in default under any provision of the lease; (iv) the term of the lease exceeds the maturity date of the related Mortgage Loan by at least ten years; and (v) the mortgagee under the Mortgage Loan is given notice and an opportunity to cure any defaults under the lease;

(xli)   The Mortgage contains an enforceable provision for the acceleration of the payment of the unpaid principal balance of the Mortgage Loan in the event that the Mortgaged Property is sold or transferred without the prior written consent of the mortgagee thereunder;

(xlii)   Except as set forth on the related Purchase Price and Terms Letter, interest on each Mortgage Loan is calculated on the basis of a 360-day year consisting of twelve 30-day months;

(xliii)   No fraud was committed by the Seller in connection with the origination or servicing of the Mortgage Loan and, to the best of Seller's knowledge, no fraud was committed with respect to the Mortgage Loan on the part of any other Person involved in the origination of the Mortgage Loan;

(xliv)   No Mortgage Loan was originated in the state of Texas under Article XVI, Section 50(a)(6) of the Texas Constitution;

(xlv)   To the best of Seller's knowledge after reasonable inquiry and investigation, the Mortgaged Property is in material compliance with all applicable environmental laws pertaining to environmental hazards including, without limitation, asbestos, and neither the Seller nor, to the Seller's knowledge, the related Mortgagor, has received any notice of any violation of such law;

(xlvi)   No Mortgage Loan is (a) subject to the provisions of the Homeownership and Equity Protection Act of 1994 as amended ("HOEPA"), (b) a "high cost" mortgage loan or similarly defined mortgage loan under any applicable federal, state or local law related to anti-predatory or abusive lending;

(xlvii)   No borrower was required to purchase any single premium credit insurance policy (e.g., life, mortgage, disability, accident, unemployment, or health insurance product) or debt cancellation agreement as a condition of obtaining the extension of credit. None of the proceeds of the Mortgage Loan were used to finance the purchase of single premium credit life or disability insurance policies or any comparable insurance;

(xlviii) No Mortgage Loan secured by a mortgaged property located in the State of Georgia was originated (or modified) after October 1, 2002 and prior to March 7, 2003;

(xlix) Unless otherwise delineated in the related Mortgage Loan Schedule, no Mortgage Loan is a Balloon Mortgage Loan;

(l) Unless otherwise delineated in the related Mortgage Loan Schedule, no Mortgage Loan is a Convertible Mortgage Loan;

(li) No Mortgage Loan is a High Cost Loan or Covered Loan (as such terms are defined in the Standard & Poor's LEVELS® Glossary in effect on the Closing Date, which as of the initial Closing Date is Version 5.6c Revised, Appendix E, a copy of which is attached hereto as an exhibit to the related Purchase Price & Terms Letter;

(lii) The Seller has furnished information on its borrower credit files to Equifax, Experian and Trans Union Credit Information Company (three of the credit repositories), on a monthly basis in accordance with the Fair Credit Reporting Act and its implementing regulations; and

(liii) No Mortgage nor related Mortgage Note requires the Mortgagor to submit to arbitration to resolve any dispute arising out of or relating in any way to the Mortgage Loan transaction.

Subsection 7.03.   Remedies for Breach of Representations and Warranties.

It is understood and agreed that the representations and warranties set forth in Subsections 7.01 and 7.02 shall survive the sale of the Mortgage Loans to the Purchaser and shall inure to the benefit of the Purchaser, notwithstanding any restrictive or qualified endorsement on any Mortgage Note or Assignment of Mortgage or the examination or failure to examine any Mortgage File. Upon discovery by either the Seller or the Purchaser of a breach of any of the foregoing representations and warranties which materially and adversely affects the value of one or more of the Mortgage Loans or which materially and adversely affects the interests of the Purchaser in one or more of the Mortgage Loans, the party discovering such breach shall give prompt written notice to the other.

The Seller shall have a period of sixty (60) days from the earlier of its discovery of a breach or the receipt by Seller of notice of such a breach within which to correct or cure such breach. The Seller hereby covenants and agrees that if any such breach cannot be corrected or cured within such sixty (60) day period, the Seller shall, at Purchaser's option and not later than sixty (60) days after its discovery or its receipt of notice of such breach, repurchase such Mortgage Loan at the Repurchase Price. In the event that a breach shall involve any representation or warranty set forth in Subsection 7.01 and such breach cannot be cured within sixty (60) days of the earlier of either discovery by or notice to the Seller of such breach, all of the Mortgage Loans shall, at the Purchaser's option, be repurchased by the Seller at the

Repurchase Price. However, if the breach shall involve a representation or warranty set forth in Subsection 7.02 and the Seller discovers or receives notice of any such breach within the later of one hundred and twenty (120) days of the related Closing Date or the Reconstitution Date, the Seller may, with the consent of the Purchaser, provided that the Seller has a Qualified Substitute Mortgage Loan (or Loans), rather than repurchase the Mortgage Loan as provided above, remove such Mortgage Loan and substitute in its place a Qualified Substitute Mortgage Loan or Loans, provided that (i) any such substitution shall be effected not later than the later of one hundred and twenty (120) days of the related Closing Date or (ii) the Reconstitution Date prior to any substitution into a REMIC pass-through entity. Upon reasonable request by the Purchaser, the Seller shall provide the Purchaser with an Opinion of Counsel that the substitution of the applicable Qualified Substitute Mortgage Loan will not affect the status of the pass-through entity as a REMIC. If the Seller has no Qualified Substitute Mortgage Loan, it shall repurchase the deficient Mortgage Loan. Any repurchase of a Mortgage Loan(s) pursuant to the foregoing provisions of this Subsection 7.03 shall be accomplished by deposit in the Custodial Account of the amount of the Repurchase Price for distribution to Purchaser on the next scheduled Remittance Date, after deducting therefrom any amount received in respect of such repurchased Mortgage Loan or Loans and being held in the Custodial Account for future distribution.

At the time of repurchase or substitution, the Purchaser and the Seller shall arrange for the reassignment of the Deleted Mortgage Loan to the Seller and the delivery to the Seller of any documents held by the Purchaser relating to the Deleted Mortgage Loan. The Servicing File shall also be deemed released to the Seller for any Deleted Mortgage Loan. In the event of a repurchase or substitution, the Seller shall, simultaneously with such reassignment, give written notice to the Purchaser that such repurchase or substitution has taken place, amend the Mortgage Loan Schedule to reflect the withdrawal of the Deleted Mortgage Loan from this Agreement, and in the case of substitution, identify a Qualified Substitute Mortgage Loan (or Loans) and amend the Mortgage Loan Schedule to reflect the addition of such Qualified Substitute Mortgage Loan to this Agreement. In connection with any such substitution, the Seller shall be deemed to have made as to such Qualified Substitute Mortgage Loan the representations and warranties set forth in this Agreement except that all such representations and warranties set forth in this Agreement shall be deemed made as of the date of such substitution. The Seller shall effect such substitution by delivering to the Purchaser for such Qualified Substitute Mortgage Loan the Mortgage Loan Documents with respect to such Qualified Substitute Mortgage Loan, with the Mortgage Note endorsed thereon. The Seller shall deposit in the Custodial Account the Monthly Payment less the Servicing Fee due on such Qualified Substitute Mortgage Loan or Loans in the month following the date of such substitution. Monthly Payments due with respect to Qualified Substitute Mortgage Loans in the month of substitution shall be retained by the Seller. For the month of substitution, distributions to Purchaser shall include the Monthly Payment due on any Deleted Mortgage Loan in the month of substitution, and the Seller shall thereafter be entitled to retain all amounts subsequently received by the Seller in respect of such Deleted Mortgage Loan.

For any month in which the Seller substitutes a Qualified Substitute Mortgage Loan for a Deleted Mortgage Loan, the Seller shall determine the amount (if any) by which the aggregate principal balance of all Qualified Substitute Mortgage Loans as of the date of substitution is less than the aggregate Stated Principal Balance of all Deleted Mortgage Loans (after application of scheduled principal payments due in the month of substitution). The amount of such shortfall shall be distributed by the Seller in the month of substitution pursuant to Section 11 hereof. Accordingly, on the date of such substitution, the Seller shall deposit from its own funds into the Custodial Account an amount equal to the amount of such shortfall.

In addition to such repurchase or substitution obligation, the Seller shall indemnify the Purchaser and hold it harmless against any losses, damages, penalties, fines, forfeitures, reasonable and necessary legal fees and related costs, judgments, and other costs and expenses resulting from any claim, demand, defense or assertion based on or grounded upon, or resulting from, a breach of the Seller's representations and warranties contained in this Section 7. It is understood and agreed that the obligations of the Seller set forth in this Subsection 7.03 to cure, substitute for or repurchase a defective Mortgage Loan and to indemnify the Purchaser as provided in this Subsection 7.03 constitute the sole remedies of the Purchaser respecting a breach of the foregoing representations and warranties.

Any cause of action against the Seller relating to or arising out of the breach of any representations and warranties made in Subsections 7.01 or 7.02 shall accrue as to any Mortgage Loan upon (i) discovery of such breach by the Purchaser or notice thereof by the Seller to the Purchaser, (ii) failure by the Seller to cure such breach or repurchase such Mortgage Loan as specified above, and (iii) demand upon the Seller by the Purchaser for compliance with the relevant provisions of this Agreement.

If pursuant to the foregoing provisions the Seller repurchases a Mortgage Loan that is a MERS Mortgage Loan, the Seller shall either (i) cause MERS to execute and deliver an Assignment of Mortgage in recordable form to transfer the Mortgage from MERS to the Seller and shall cause such Mortgage to be removed from registration on the MERS System in accordance with MERS' rules and regulations or (ii) cause MERS to designate on the MERS System the Seller or its designee as the beneficial holder of such Mortgage Loan.

Subsection 7.04.   Covenant of the Seller.

No Mortgage Loan was selected by the Seller for inclusion under this Agreement from its portfolio of comparable loans on any basis which would have a material adverse effect on the Purchaser. With respect to any MERS Mortgage Loan, on or immediately following the related Closing Date, Seller shall comply with all rules and procedures of MERS in connection with registering Purchaser as the beneficial owner of such Mortgage Loan on the MERS System. With respect to each MOM Loan, a MIN has been assigned by MERS and such MIN is accurately provided on the Mortgage Loan Schedule. The related Assignment of Mortgage to MERS has been duly and properly recorded, or has been delivered for recording to the applicable recording office. Seller shall provide Purchaser with the payment history for any Mortgage Loans if requested by the Purchaser.

Subsection 7.05.   Representations and Warranties Respecting the Purchaser.

The Purchaser represents, warrants and covenants to the Seller that, as of each Closing Date:

i.   The Purchaser is duly organized, validly existing and in good standing under the laws of the jurisdiction in which it is organized and is qualified to transact business in and is in good standing under the laws of each state in which the nature of the business transacted by it or the character of the properties owned or leased by it requires such qualification;

ii.   The Purchaser has the full power and authority to perform, and to enter into and consummate, all transactions contemplated by the Transaction Documents; the Purchaser has the full power and authority to purchase and hold each Mortgage Loan;

iii.   Neither the acquisition of the Mortgage Loans by the Purchaser pursuant to the Transaction Documents, the consummation of the transactions contemplated hereby or thereby, nor the fulfillment of or compliance with the terms and conditions of the Transaction Documents, will conflict with or result in a breach of any of the terms, conditions or provisions of the Purchaser's charter or by-laws or result in a material breach of any legal restriction or any material agreement or instrument to which the Purchaser is now a party or by which it is bound, or constitute a material default or result in an acceleration under any of the foregoing, or result in the violation of any material law, rule, regulation, order, judgment or decree to which the Purchaser or its property is subject; and

iv.   There is no action, suit, proceeding, investigation or litigation pending or, to the Purchaser's knowledge, threatened, which either in any one instance or in the aggregate, if determined adversely to the Purchaser would adversely affect the purchase of the Mortgage Loans by the Purchaser hereunder, or the Purchaser's ability to perform its obligations under the Transaction Documents.

Subsection 7.06   Indemnification by the Purchaser.

The Purchaser shall indemnify the Seller and hold it harmless against any losses, damages, penalties, fines, forfeitures, reasonable and necessary legal fees and related costs, judgments, and other costs and expenses resulting from any claim, demand, defense or assertion based on or grounded upon, or resulting from, a breach of the Purchaser's representations and warranties contained in Section 7.05 above.

SECTION 8.   Closing.

The closing for each Mortgage Loan Package shall take place on the related Closing Date. The Closing shall be either: by telephone, confirmed by letter or wire as the parties shall agree, or conducted in person, at such place as the parties shall agree.

The closing for the Mortgage Loans to be purchased on each Closing Date shall be subject to each of the following conditions:

a)   all of the representations and warranties of the Seller under this Agreement shall be true and correct as of the related Closing Date and no event shall have occurred which, with notice or the passage of time, would constitute a default under this Agreement;

DOCSSF1:866837.1

b)   the Purchaser shall have received, or the Purchaser's attorneys shall have received in escrow, all Closing Documents as specified in Section 9 of this Agreement, in such forms as are agreed upon and acceptable to the Purchaser, duly executed by all signatories other than the Purchaser as required pursuant to the terms hereof;

c)   the Seller shall have delivered and released to the Purchaser all documents required to be delivered pursuant to the Agreement;

d)   all of the representations and warranties of the Purchaser under this Agreement shall be true and correct as of the related Closing Date and no event shall have occurred which, with notice or the passage of time, would constitute a default under this Agreement; and

e)   all other terms and conditions of this Agreement shall have been complied with.

Subject to the foregoing conditions, the Purchaser shall pay to the Seller on the related Closing Date the Purchase Price, plus accrued interest pursuant to Section 4 of this Agreement, by wire transfer of immediately available funds to the account designated by the Seller on or before the Funding Deadline.

SECTION 9.   Closing Documents.

The Closing Documents to be delivered on each Closing Date (unless otherwise specified below) in respect of the Mortgage Loans to be purchased on such Closing Date shall consist of the following documents (which shall be fully executed originals as applicable):

1.   this Agreement, in three (3) counterparts (to be executed and delivered only for the initial Closing Date);

2.   the related Mortgage Loan Schedule prepared in accordance with Section 3;

3.   a Custodial Account Letter Agreement in the form attached as Exhibit 7 hereto (to be executed and delivered only for the initial Closing Date);

4.   an Escrow Account Letter Agreement in the form attached as Exhibit 8 hereto (to be executed and delivered only for the initial Closing Date);

5.   an Officer's Certificate, in the form of Exhibit 1 hereto, including all attachments hereto (to be executed and delivered for the initial Closing Date and on each subsequent Closing Date upon the request of Purchaser and with reasonable notice prior to such Closing Date);

6.   [Reserved];

7.   a Security Release Certification, in the form of Exhibit 3 hereto executed by any person having the benefit of any security interest, pledge or hypothecation in relation to the Mortgage Loans, if any of the Mortgage

-29-

Loans are subject to any security interest, pledge or hypothecation for the benefit of such person as of the related Closing Date;

8.   a certificate or other evidence or merger or change of name, signed or stamped by the applicable regulatory authority, if any of the Mortgage Loans were acquired by the Seller by merger or acquired or originated by the Seller while conducting business under a name other than its present name, if applicable;

9.   Seller's underwriting guidelines to be delivered for the initial Closing Date and to be updated by Seller promptly upon any material change thereto with respect to any Closing Date; and

10.   Assignment and Conveyance.

SECTION 10. Costs.

Unless otherwise provided in the related Purchase Price and Terms Letter, the Purchaser shall pay any commissions due its salesmen, the legal fees and expenses of its attorneys, custodial fees, recording fees for the Assignments of Mortgage and reasonable out-of-pocket costs of the Seller in connection with any Reconstitution Agreement pursuant to Section 29 hereof. The Seller shall pay all recording fees for non-MERS Mortgage Loans or to record to MERS. All other costs and expenses incurred in connection with the transfer and delivery of the Mortgage Loans, including without limitation, fees for title policy endorsements and continuations, and the Seller's attorney's fees, shall be paid by the Seller.

SECTION 11. Seller's Servicing Obligations.

The Seller, as servicer, shall service and administer the Mortgage Loans in accordance with the terms and provisions set forth in Exhibit 9 which sections are hereby incorporated in this Agreement in their entirety as if the same were contained in this Section 11.

SECTION 12. Removal of Mortgage Loans from Inclusion Under this Agreement Upon a Whole Loan Transfer or a Pass-Through Transfer on One or More Reconstitution Dates.

The Seller and the Purchaser agree that with respect to any Mortgage Loan Package, the Purchaser may effect no more than three (3) Whole Loan Transfers and/or Pass-Through Transfers; provided, however, the Purchaser agrees to use commercially reasonable efforts not to effect a Whole Loan Transfer or a Pass- Through Transfer if the aggregate outstanding principal balance of the Mortgage Loans subject to such Whole Loan Transfer or Pass-Through Transfer is less than $10,000,000.

With respect to each Whole Loan Transfer or Pass-Through Transfer, as the case may be, entered into by Purchaser, Seller agrees:

(1) to cooperate fully with Purchaser and any prospective purchaser with respect to all reasonable requests, and due diligence procedures, including but not limited to providing statements and audit letters of reputable, certified public

accountants pertaining to information provided by the Seller pursuant to clause 4 below as shall be reasonably requested by the Purchaser;

(2) to execute all Reconstitution Agreements provided that (i) such Reconstitution Agreements are reasonably acceptable to the Seller, and (ii) each of the Seller and the Purchaser is given an opportunity to review and reasonably negotiate in good faith the content of such documents not specifically referenced or provided herein, and (iii) such Reconstitution Agreement does not materially diminish Seller's rights or materially increase Seller's responsibilities under this Agreement;

(3) with respect to any Mortgage Loan that is subject to a Whole Loan Transfer or a Pass-Through Transfer, subject to clause 2 above, (a) the Seller shall make the representations and warranties regarding such Mortgage Loan contained herein only as of the related Closing Date, and (b) which occurs within twelve months of the Closing Date for such Mortgage Loan, the Seller shall restate the representations and warranties regarding the Seller set forth in Subsection 7.01 as of the date of such Whole Loan Transfer or Pass-Through Transfer;

(4) to deliver to the Purchaser for inclusion in any prospectus or other offering material such publicly available information regarding the Seller, its financial condition and its most recently publicly disclosed mortgage loan delinquency, foreclosure and loss experience as shall be reasonably requested by the Purchaser and any additional information which the Seller is capable of providing without unreasonable effort or expense; provided however, that the Purchaser, shall indemnify and hold harmless the Seller, each affiliate designated by the Seller and each person who controls the Seller or such affiliate from and against any and all losses, claims, damages and liabilities arising from, with respect to information not provided by the Seller pursuant to this Subsection 12(4), any untrue statement or alleged untrue statement of a material fact contained in any information in the related offering documents, or caused by any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, and the Seller shall indemnify and hold harmless the Purchaser, each affiliate designated by the Purchaser and each person who controls the Purchaser or such affiliate from and against any and all losses, claims, damages and liabilities arising from, with respect to information provided by the Seller pursuant to this Subsection 12(4), any untrue statement or alleged untrue statement of a material fact contained in any information in the related offering documents, or caused by any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading;

(5) to deliver to the Purchaser, and to any Person designated by the Purchaser, such in-house opinions of counsel as are customarily delivered by originators or servicers of mortgage loans, as the case may be, in connection with Whole Loan Transfers or Pass-Through Transfers, as the case may be, it being understood that the cost of any opinions of outside special counsel that may be required for a Whole Loan Transfer or Pass-Through Transfer, as the case may be, shall be the responsibility of the Purchaser; and

(6) to reasonably cooperate with the Purchaser and any prospective purchaser with respect to the preparation of Mortgage Loan Documents and such other documents, and with respect to the servicing of the Mortgage Loans in accordance with the requirements from time to time of the rating agencies rating a Whole Loan Transfer or Pass- Through Transfer, the credit enhancers providing credit enhancement thereon and the requirements of the Purchaser's shelf registration statement.

All Mortgage Loans not sold or transferred pursuant to a Whole Loan Transfer or Pass-Through Transfer shall be subject to this Agreement and shall continue to be serviced in accordance with the terms of this Agreement and with respect thereto this Agreement shall remain in full force and effect. In connection with the sale or transfer of any MERS Mortgage Loan, the Seller shall cause MERS to designate on the MERS System the assignee (or the related trust, for the benefit of the related certificateholders) or its designee as the beneficial holder of such Mortgage Loan

SECTION 13. The Seller.

Subsection 13.01. Additional Indemnification by the Seller; Third Party Claims.

The Seller shall indemnify the Purchaser and hold it harmless against any and all claims, losses, damages, penalties, fines, forfeitures, reasonable and necessary legal fees and related costs, judgments, and any other costs, fees and expenses that the Purchaser may sustain in any way related to the failure of the Seller to perform its duties and service the Mortgage Loans in compliance with the terms of this Agreement. Notwithstanding the foregoing, the Purchaser shall indemnify the Seller and hold it harmless against any and all claims, losses, damages, penalties, fines, forfeitures, reasonable and necessary legal fees and related costs, judgments, and any other costs, fees and expenses that the Seller may sustain in any way related to (a) actions or inactions of the Seller which were taken or omitted upon the instruction or direction of the Purchaser, or (b) the failure of the Purchaser to perform its obligations under this Agreement, including the provisions of Subsection 13.03. Each party to this Agreement shall immediately notify the other if a claim is made upon such party by a third party with respect to this Agreement or the Mortgage Loans. Upon the prior written consent of Purchaser, which consent shall not be unreasonably withheld, the Seller shall assume the defense of any such claim and pay all expenses in connection therewith, including counsel fees, and promptly pay, discharge and satisfy any judgment or decree which may be entered against it or the Purchaser in respect of such claim. The Seller shall not, without the prior consent of the Purchaser (which shall not be unreasonably withheld or delayed), effect any settlement of any proceeding to which the Purchaser is a party unless such settlement includes an unconditional release of the Purchaser from all liability that is the subject matter of such claim. The Purchaser promptly shall reimburse the Seller for all amounts advanced by it pursuant to the preceding sentence except when the claim is related to the Seller's indemnification pursuant to Section 7 or this Subsection 13.01; or the failure of the Seller to service and administer the Mortgage Loans in compliance with the terms of this Agreement.

Subsection 13.02. <u>Merger or Consolidation of the Seller.</u>

The Seller will keep in full effect its existence, rights and franchises as a corporation under the laws of the state of its incorporation except as permitted herein, and will obtain and preserve its qualification to do business as a foreign corporation in each jurisdiction in which such qualification is or shall be necessary to protect the validity and enforceability of this Agreement, or any of the Mortgage Loans and to perform its duties under this Agreement.

Any Person into which the Seller may be merged or consolidated, or any corporation resulting from any merger, conversion or consolidation to which the Seller shall be a party, or any Person succeeding to the business of the Seller, shall be the successor of the Seller hereunder, without the execution or filing of any paper or any further act on the part of any of the parties hereto, anything herein to the contrary notwithstanding; provided, however, that the successor or surviving Person shall be a company whose business is the origination and servicing of mortgage loans, shall be qualified to service mortgage loans on behalf of FNMA or FHLMC and shall satisfy the requirements of Section 16 with respect to the qualifications of a successor to the Seller.

Subsection 13.03. <u>Limitation on Liability of the Seller and Others.</u>

Neither the Seller nor any of the officers, employees or agents of the Seller shall be under any liability to the Purchaser for any action taken or for refraining from the taking of any action in good faith pursuant to this Agreement, or for errors in judgment; provided, however, that this provision shall not protect the Seller or any such person against any breach of warranties or representations made herein, or failure to perform its obligations in compliance with any standard of care set forth in this Agreement, or any liability which would otherwise be imposed by reason of any breach of the terms and conditions of this Agreement. The Seller and any officer, employee or agent of the Seller may rely in good faith on any document of any kind prima facie properly executed and submitted by any Person respecting any matters arising hereunder. Notwithstanding anything to the contrary contained in this Agreement, unless one or more Event of Default by the Seller shall occur and shall not have been remedied within the time limits set forth in Section 14 of this Agreement, the Purchaser shall not record or cause to be recorded an Assignment of Mortgage with the recording office. To the extent the Purchaser records with the recording office as permitted herein an Assignment of Mortgage which designates the Purchaser as the holder of record of the Mortgage, the Purchaser agrees that it shall (i) provide the Seller with immediate notice of any action with respect to the Mortgage or the related Mortgaged Property and ensure that the Investor Accounting Department at the Seller receives such notice; and (ii) immediately complete, sign and return to the Seller any document reasonably requested by the Seller to comply with its servicing obligations, including without limitation, any instrument required to release the Mortgage upon payment in full of the obligation or take any other action reasonably required by the Seller. The Purchaser further agrees that the Seller shall have no liability for the Purchaser's failure to comply with the subsections (i) or (ii) in the foregoing sentence. The Seller shall not be under any obligation to appear in, prosecute or defend any legal action which is not incidental to its duties to service the Mortgage Loans in accordance with this Agreement and which in its opinion may involve it in any expenses or liability; provided, however, that the Seller may, with the consent of the Purchaser, undertake any such action which it may deem necessary or desirable in respect to this Agreement and the rights and duties of the parties hereto. In such event, the legal expenses and costs of such action and any liability resulting therefrom shall be expenses, costs and liabilities for which the Purchaser will be liable, the Seller shall be entitled to be reimbursed therefor from the Purchaser upon written demand.

Subsection 13.04. <u>Seller Not to Resign.</u>

The Seller shall not assign this Agreement or resign from the obligations and duties hereby imposed on it except by mutual consent of the Seller and the Purchaser or upon the determination that its duties hereunder are no longer permissible under applicable law and such incapacity cannot be cured by the Seller. Any such determination permitting the resignation of the Seller shall be evidenced by an Opinion of Counsel to such effect delivered to the Purchaser which Opinion of Counsel shall be in form and substance acceptable to the Purchaser. No such resignation shall become effective until a successor shall have assumed the Seller's responsibilities and obligations hereunder in the manner provided in Section 16.

Subsection 13.05. <u>No Transfer of Servicing.</u>

With respect to the retention of the Seller to service the Mortgage Loans hereunder, the Seller acknowledges that the Purchaser has acted in reliance upon the Seller's independent status, the adequacy of its servicing facilities, plan, personnel, records and procedures, its integrity, reputation and financial standing and the continuance thereof. Without in any way limiting the generality of this Section, Seller shall not either assign this Agreement or the servicing hereunder or delegate a substantial portion of its rights or duties hereunder, or sell or otherwise dispose of all or substantially all of its property or assets, without the prior written approval of the Purchaser, which consent will not be unreasonably withheld; provided, however, the Seller may, with prior notice but without Purchaser's consent, assign its rights and obligations as servicer hereunder to an entity if (i) such entity is directly or indirectly owned or controlled by the Seller, (ii) such entity shall be qualified to service mortgage loans on behalf of FNMA or FHLMC and shall satisfy the requirements of Section 16 with respect to the qualifications of a successor to the Seller, and (iii) the Seller guaranties the performance by such entity of all obligations hereunder.

SECTION 14. <u>Default.</u>

Subsection 14.01. <u>Events of Default.</u>

In case one or more of the following Events of Default by the Seller shall occur and be continuing:

(i)   any failure by the Seller to remit to the Purchaser any payment required to be made under the terms of this Agreement which continues unremedied for a period of two (2) Business Days after the date upon which written notice of such failure, requiring the same to be remedied, shall have been given to the Seller by the Purchaser; or

(ii)   failure on the part of the Seller duly to observe or perform in any material respect any other of the covenants or agreements on the part of the Seller set forth in this Agreement which continues unremedied for a period of thirty days after the date on which written notice of such failure, requiring the same to be remedied, shall have been given to the Seller by the Purchaser; or

(iii)   a decree or order of a court or agency or supervisory authority having jurisdiction for the appointment of a conservator or receiver or liquidator in any insolvency, bankruptcy, readjustment of debt, marshalling of assets and liabilities or similar proceedings, or for the winding-up or liquidation of its affairs, shall have been entered against the Seller and such decree or order shall have remained in force undischarged or unstayed for a period of sixty (60) days; or

(iv)   the Seller shall consent to the appointment of a conservator or receiver or liquidator in any insolvency, bankruptcy, readjustment of debt, marshalling of assets and liabilities or similar proceedings of or relating to the Seller or of or relating to all or substantially all of its property; or

(v)   the Seller shall admit in writing its inability to pay its debts generally as they become due, file a petition to take advantage of any applicable insolvency or reorganization statute, make an assignment for the benefit of its creditors, or voluntarily suspend payment of its obligations; or

(vi)   failure by the Seller to maintain its license to do business or service residential mortgage loans in the jurisdiction where the related Mortgaged Property is located, if such license is required, which materially and adversely affects the servicing and enforceability of such Mortgage Loan and which failure continues unremedied for a period of thirty (30) days, or such other timeframe as mutually agreed upon by the Seller and the Purchaser; provided, however, it is understood by the Purchaser that the failure to cure within the timeframe provided for herein (or such additional time as mutually agreed upon by the Purchaser and the Seller) shall constitute an Event of Default solely for the affected Mortgage Loan; or

(vii)   the Seller ceases to meet the qualifications of a FNMA or FHLMC seller/servicer and the failure to meet such qualifications continues unremedied for a period of thirty (30) days;

(viii)   the Seller attempts, without the consent of the Purchaser, to sell or otherwise dispose of all or substantially all of its property or assets or to assign this Agreement or the servicing responsibilities hereunder or to delegate a substantial portion of its duties hereunder in contravention of this Agreement; or

(ix)   failure by the Seller to duly perform with the required time period, its obligations under Sections 11.25 and 11.26 of the Servicing Addendum, which failure continues unremedied after the Certification Cure Deadline;

then, and in each and every such case, so long as an Event of Default shall not have been remedied, the Purchaser, by notice in writing to the Seller may, in addition to whatever rights the Purchaser may have at law or equity to damages, including injunctive relief and specific performance, terminate all the rights and obligations of the Seller under this Agreement and in and to the Mortgage Loans and the proceeds thereof. On or after the receipt by the Seller of such written notice, all authority and power of the Seller under this Agreement, whether with respect to the Mortgage Loans or otherwise, shall pass to and be vested in the successor appointed pursuant to Section 16. Upon written request from the Purchaser, the Seller shall prepare, execute and deliver any and all documents and other instruments, place in such successor's possession all Mortgage Files, and do or accomplish all other acts or things necessary or appropriate to effect the purposes of such notice of termination, whether to complete the transfer and endorsement or assignment of the Mortgage Loans and related documents, or otherwise, at the Seller's sole expense. The Seller agrees to cooperate with the Purchaser and such successor in effecting the termination of the Seller's responsibilities and rights hereunder, including, without limitation, the transfer to such successor for administration by it of all cash amounts which shall at the time be credited by the Seller to the Custodial Account or Escrow Account or thereafter received with respect to the Mortgage Loans.

Subsection 14.02. Waiver of Defaults.

The Purchaser may waive any default by the Seller in the performance of its obligations hereunder and its consequences. Upon any such waiver of a past default, such default shall cease to exist, and any Event of Default arising therefrom shall be deemed to have been remedied for every purpose of this Agreement. No such waiver shall extend to any subsequent or other default or impair any right consequent thereon except to the extent expressly so waived.

SECTION 15. Termination.

Subsection 15.01. Termination.

The respective obligations and responsibilities of the Seller shall terminate upon: (i) the later of the final payment or other liquidation (or any advance with respect thereto) of the last Mortgage Loan or the disposition of all REO Property and the remittance of all funds due hereunder; or (ii) by mutual consent of the Seller and the Purchaser in writing

Subsection 15.02. [Reserved].

SECTION 16. Successor to the Seller.

Prior to termination of Seller's responsibilities and duties under this Agreement pursuant to Subsection 13.04, 14.01 or 15.01, the Purchaser shall (i) succeed to and assume all of the Seller's responsibilities, rights, duties and obligations under this Agreement, or (ii) appoint a successor having a net worth of not less than $15,000,000 and which shall succeed to all rights and assume all of the responsibilities, duties and liabilities of the Seller under this Agreement prior to the termination of Seller's responsibilities, duties and liabilities under this Agreement. In connection with such appointment and assumption, the Purchaser may make such arrangements for the compensation of such successor out of payments on Mortgage Loans as it and such

-36-

successor shall agree. In the event that the Seller's duties, responsibilities and liabilities under this Agreement should be terminated pursuant to the aforementioned Sections, the Seller shall discharge such duties and responsibilities during the period from the date it acquires knowledge of such termination until the effective date thereof with the same degree of diligence and prudence which it is obligated to exercise under this Agreement, and shall take no action whatsoever that might impair or prejudice the rights or financial condition of its successor. The resignation or removal of Seller pursuant to the aforementioned Sections shall not become effective until a successor shall be appointed pursuant to this Section and shall in no event relieve the Seller of the representations and warranties, covenants and indemnities made pursuant to Subsections 7.01, 7.02, 7.03 and 7.04 and the remedies available to the Purchaser thereunder, it being understood and agreed that the provisions of such Subsection 7.01, 7.02, 7.03 and 7.04 shall be applicable to the Seller notwithstanding any such resignation or termination of the Seller, or the termination of this Agreement, unless otherwise agreed upon by the Purchaser and the Seller.

Any successor appointed as provided herein shall execute, acknowledge and deliver to the Seller and to the Purchaser an instrument accepting such appointment, whereupon such successor shall become fully vested with all the rights, powers, duties, responsibilities, obligations and liabilities of the Seller, with like effect as if originally named as a party to this Agreement. In connection with any such resignation or removal of Seller, either (i) the successor shall represent and warrant that it is a member of MERS in good standing and shall agree to comply in all material respects with the rules and procedures of MERS in connection with the servicing of the Mortgage Loans that are registered with MERS, or (ii) the Seller shall cooperate with such successor in causing MERS to execute and deliver an assignment of Mortgage in recordable form to transfer the Mortgage from MERS to the Purchaser and to execute and deliver such other notices, documents and other instruments as may be necessary or desirable to effect a transfer of such Mortgage Loan or servicing of such Mortgage Loan on the MERS System to the successor servicer. The Seller shall file or cause to be filed any such assignment in the appropriate recording office. The Successor Servicer shall cause such assignment to be delivered to the Purchaser promptly upon receipt of the original with evidence of recording thereon or a copy certified by the public recording office in which such assignment was recorded. Any termination of the Seller as servicer pursuant to Subsection 13.04, 14.01 or 15.01 shall not affect any claims that the Purchaser may have against the Seller arising prior to any such termination or resignation.

The Seller shall timely deliver to the successor the funds in the Custodial Account and the Escrow Account and the Mortgage Files and related documents and statements held by it hereunder and the Seller shall account for all funds. The Seller shall execute and deliver such instruments and do such other things all as may reasonably be required to more fully and definitely vest and confirm in the successor all such rights, powers, duties, responsibilities, obligations and liabilities of the Seller. The successor shall make arrangements at the time of transfer of the servicing responsibilities to the successor servicer to reimburse the Seller for amounts the Seller actually expended pursuant to this Agreement (provided that the Seller shall provide the successor servicer with written evidence of such amounts) which the successor is entitled to retain hereunder and which would otherwise have been recovered by the Seller pursuant to this Agreement but for the appointment of the successor servicer.

Upon a successor's acceptance of appointment as such, the Seller shall notify by mail the Purchaser of such appointment.

SECTION 17. Financial Statements.

The Seller understands that in connection with the Purchaser's marketing of the Mortgage Loans, the Purchaser shall make available to prospective purchasers a Consolidated Statement of Operations of the Seller's parent company, Countrywide Financial Corporation ("CFC") for the most recently completed three (3) fiscal years respecting which such a statement is available, as well as a Consolidated Statement of Condition of CFC at the end of the last two (2) fiscal years covered by such Consolidated Statement of Operations. The Seller shall also make available any comparable interim statements to the extent any such statements have been prepared by the Seller (and are available upon request to members or stockholders of the Seller or the public at large). The Seller, if it has not already done so, agrees to furnish promptly to the Purchaser, upon request, copies of the statements specified above. The Seller shall also make available information on its servicing performance with respect to loans serviced for others, including delinquency ratios.

The Seller also agrees to allow reasonable access to a knowledgeable financial or accounting officer for the purpose of answering questions asked by any prospective purchaser regarding recent developments affecting the Seller or the financial statements of the Seller.

SECTION 18. Reserved.

SECTION 19. Notices.

All demands, notices and communications hereunder shall be in writing and shall be deemed to have been duly given if mailed, by registered or certified mail, postage prepaid, and return receipt requested, or, if by other means, when received by the other party at the address as follows:

(i)   if to the Seller:

Countrywide Home Loans, Inc.
4500 Park Granada,
Calabasas, California 91302
Attn: Darren Bigby

(ii)   if to the Purchaser:

Washington Mutual Mortgage Securities Corp.
75 North Fairway Drive
Vernon Hills, IL 60061
Attn: Master Servicing Department
Telephone: (847) 549-6500
Facsimile: (847) 549-2997

with a copy to:

Washington Mutual Legal Department
1201 Third Avenue, WMT 1706
Seattle, WA 98101
Attn: WMMSC
Telephone: (206) 461-8870
Facsimile: (206) 461-5739

or such other address as may hereafter be furnished to the other party by like notice. Any such demand, notice or communication hereunder shall be deemed to have been received on the date delivered to or received at the premises of the addressee (as evidenced, in the case of registered or certified mail, by the date noted on the return receipt).

SECTION 20. Severability Clause.

Any part, provision, representation or warranty of this Agreement which is prohibited or which is held to be void or unenforceable shall be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof. Any part, provision, representation or warranty of this Agreement which is prohibited or unenforceable or is held to be void or unenforceable in any jurisdiction shall be ineffective, as to such jurisdiction, to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof, and any such prohibition or unenforceability in any jurisdiction as to any Mortgage Loan shall not invalidate or render unenforceable such provision in any other jurisdiction. To the extent permitted by applicable law, the parties hereto waive any provision of law which prohibits or renders void or unenforceable any provision hereof. If the invalidity of any part, provision, representation or warranty of this Agreement shall deprive any party of the economic benefit intended to be conferred by this Agreement, the parties shall negotiate, in good-faith, to develop a structure the economic effect of which is nearly as possible the same as the economic effect of this Agreement without regard to such invalidity.

SECTION 21. Counterparts.

This Agreement may be executed simultaneously in any number of counterparts. Each counterpart shall be deemed to be an original, and all such counterparts shall constitute one and the same instrument.

SECTION 22. Governing Law.

The Agreement shall be construed in accordance with the laws of the State of California and the obligations, rights and remedies of the parties hereunder shall be determined in accordance with the laws of the State of California, except to the extent preempted by Federal law.

SECTION 23. Intention of the Parties.

It is the intention of the parties that the Purchaser is purchasing, and the Seller is selling the Mortgage Loans and not a debt instrument of the Seller or another security.

DOCSSF1:866837.1

Accordingly, the parties hereto each intend to treat the transaction for Federal income tax purposes as a sale by the Seller, and a purchase by the Purchaser, of the Mortgage Loans. The Purchaser shall have the right to review the Mortgage Loans and the related Mortgage Loan Files to determine the characteristics of the Mortgage Loans which shall affect the Federal income tax consequences of owning the Mortgage Loans and the Seller shall cooperate with all reasonable requests made by the Purchaser in the course of such review.

SECTION 24. Successors and Assigns; Assignment of Purchase Agreement.

This Agreement shall bind and inure to the benefit of and be enforceable by the Seller and the Purchaser and the respective permitted successors and assigns of the Seller and the successors and assigns of the Purchaser. This Agreement shall not be assigned, pledged or hypothecated by Seller to a third party without the consent of the Purchaser or as permitted in Subsection 13.05 of this Agreement. The Purchaser may, subject to the terms of this Agreement, assign its rights under this Agreement with respect to one or more of the Mortgage Loans; provided, however, that the transferee will not be deemed to be the Purchaser hereunder unless such transferee shall agree in writing to be bound by the terms of this Agreement and an original counterpart of the document evidencing such agreement shall have been executed by the Purchaser and the transferee and delivered to Countrywide. Notwithstanding the foregoing, no transfer shall be effective if such transfer would result in there being more than three (3) "Purchasers" outstanding hereunder with respect to any Mortgage Loan Package. Any trust to which Mortgage Loans may be transferred pursuant to Section 12 hereunder shall constitute a single Purchaser for the purposes of the preceding sentence.

SECTION 25. Waivers.

No term or provision of this Agreement may be waived or modified unless such waiver or modification is in writing and signed by the party against whom such waiver or modification is sought to be enforced.

SECTION 26. Exhibits.

The exhibits to this Agreement are hereby incorporated and made a part hereof and are an integral part of this Agreement.

SECTION 27. General Interpretive Principles.

For purposes of this Agreement, except as otherwise expressly provided or unless the context otherwise requires:

a)   the terms defined in this Agreement have the meanings assigned to them in this Agreement and include the plural as well as the singular, and the use of any gender herein shall be deemed to include the other gender;

b)   accounting terms not otherwise defined herein have the meanings assigned to them in accordance with generally accepted accounting principles;

DOCSSF1:866837.1

c)   references herein to "Articles," "Sections," "Subsections," "Paragraphs," and other Subdivisions without reference to a document are to designated Articles, Sections, Subsections, Paragraphs and other subdivisions of this Agreement;

d)   reference to a Subsection without further reference to a Section is a reference to such Subsection as contained in the same Section in which the reference appears, and this rule shall also apply to Paragraphs and other subdivisions;

e)   the words "herein," "hereof," "hereunder" and other words of similar import refer to this Agreement as a whole and not to any particular provision; and

f)   the term "include" or "including" shall mean without limitation by reason of enumeration.

SECTION 28. Reproduction of Documents.

This Agreement and all documents relating thereto, including, without limitation, (a) consents, waivers and modifications which may hereafter be executed, (b) documents received by any party at the closing, and (c) financial statements, certificates and other information previously or hereafter furnished, may be reproduced by any photographic, photostatic, microfilm, micro-card, miniature photographic or other similar process.   The parties agree that any such reproduction shall be admissible in evidence as the original itself in any judicial or administrative proceeding, whether or not the original is in existence and whether or not such reproduction was made by a party in the regular course of business, and that any enlargement, facsimile or further reproduction of such reproduction shall likewise be admissible in evidence.

SECTION 29. Further Agreements.

The Seller and the Purchaser each agree to execute and deliver to the other such reasonable and appropriate additional documents, instruments or agreements as may be necessary or appropriate to effectuate the purposes of this Agreement.

SECTION 30. Reserved.

SECTION 31. Recordation of Assignments of Mortgage.

To the extent permitted by applicable law, each of the Assignments of Mortgage is subject to recordation in all appropriate public offices for real property records in all the counties or other comparable jurisdictions in which any or all of the Mortgaged Properties are situated, and in any other appropriate public recording office or elsewhere, such recordation to be effected at the Seller's expense in accordance with Section 10 hereof in the event recordation is either necessary under applicable law or requested by the Purchaser at its sole option.

SECTION 32. Recordation of Agreement.

To the extent permitted by applicable law, this Agreement is subject to recordation in all appropriate public offices for real property records in all the counties or other comparable jurisdictions in which any or all the properties subject to the Mortgages are situated, and in any other appropriate public recording office or elsewhere, such recordation to be effected by the Seller at the Purchaser's expense on direction of the Purchaser accompanied by an Opinion of Counsel, also prepared at the Purchaser's expense, to the effect that such recordation materially and beneficially affects the interest of the Purchaser or is necessary for the administration or servicing of the Mortgage Loans.

SECTION 33. Conflict with Purchase Price and Terms Letter.

In the event of any conflict or ambiguity between the terms and provisions of this Agreement and a Purchase Price and Terms Letter, the Purchase Price and Terms Letter shall control and be binding upon the Purchaser and the Seller.

SECTION 34. No Solicitation.

From and after the related Closing Date, the Seller hereby agrees that the Seller will not take any action or permit or cause any action to be taken by any of its agents or affiliates, or by any independent contractors or independent mortgage brokerage companies on the Seller's behalf, to personally, by telephone or mail, solicit the Mortgagor under any Mortgage Loan for the purpose of refinancing such Mortgage Loan; provided, that the Seller may solicit any Mortgagor for whom the Seller or its affiliates have received a request for verification of mortgage, a request for demand for payoff, a Mortgagor-initiated written or verbal communication indicating a desire to prepay the related Mortgage Loan, or the Mortgagor initiates a title search, provided further, it is understood and agreed that promotions undertaken by the Seller or any of its affiliates which (i) concern optional insurance products or other additional products or (ii) are directed to the general public at large, including, without limitation, mass mailings based on commercially acquired mailing lists, newspaper, radio and television advertisements shall not constitute solicitation nor is the Seller prohibited from responding to unsolicited requests or inquiries made by a Mortgagor or an agent of a Mortgagor. Notwithstanding the foregoing, the following solicitations, if undertaken by the Seller or any affiliate of the Seller, shall not be prohibited: (i) solicitations that are directed to the general public at large, including, without limitation, mass mailings based on commercially acquired mailing lists and newspaper, radio, television and other mass media advertisements, (ii) borrower messages included on, and statement inserts provided with, the monthly statements sent to mortgagors; provided, however, that similar messages and inserts are sent to the borrowers of other mortgage loans serviced by the Seller or any affiliate of the Seller, and (iii) solicitations made as a part of a campaign directed to borrowers with mortgage loans meeting certain defined parameters, provided, that such solicitations are made to all borrowers of mortgage loans serviced by the Seller or its affiliates with respect to mortgage loans meeting such defined parameters, including, but not limited to, those mortgage loans serviced for the Seller and/or for its affiliates. Notwithstanding the foregoing, in no event shall Mortgagors of the Mortgage Loans sold under this Agreement comprise more than ten percent (10%) of the aggregate number of borrowers solicited pursuant to subsection (iii) above.

SECTION 35. Regulation AB.

With respect to any Mortgage Loan that is the subject of a Pass-Through Transfer on or after January 1, 2006, in connection with any such transaction, the Seller shall provide the Purchaser, in form and substance reasonably satisfactory, all information, statements, reports and certifications reasonably necessary to comply with the final rules promulgated by the Securities and Exchange Commission related to asset-backed securities (Release Nos. 33-8518; 34-50905) (as such rules may be amended or modified from time to time). Additionally, prior to any Pass-Through Transfer, the parties agree to negotiate in good faith amendments to this Agreement, including to Sections 11.25 and 11.26 and Section 12, (i) as may be necessary to permit the Purchaser to comply with such final rules promulgated by the Securities and Exchange Commission and (ii) shall include those remedies that are reasonably customary and standard in the mortgage backed securities industry for institutional sellers and purchasers of mortgage loans similar to the Mortgage Loans for publicly offered securities backed by mortgage loans similar to the Mortgage Loans.

[NO FURTHER TEXT ON THIS PAGE]

IN WITNESS WHEREOF, the Seller and the Purchaser have caused their names to be signed hereto by their respective officers thereunto duly authorized as of the date first above written.

WASHINGTON MUTUAL MORTGAGE
SECURITIES CORP.
(Purchaser)



By: _____
Name:
Title: Michael L. Parker
                Senior Vice President

COUNTRYWIDE HOME LOANS, INC.
(Seller)

By: _____
Name: Darren Bigby
Title: Senior Vice President

IN WITNESS WHEREOF, the Seller and the Purchaser have caused their names to be signed hereto by their respective officers thereunto duly authorized as of the date first above written.

WASHINGTON MUTUAL MORTGAGE
SECURITIES CORP.
(Purchaser)

By: _____
Name:
Title:

COUNTRYWIDE HOME LOANS, INC.
(Seller)



By: _____
Name: Darren Bigby
Title: Senior Vice President

EXHIBIT 1

SELLER'S OFFICER'S CERTIFICATE

I, [NAME], a duly elected Vice President of Countrywide Home Loans, Inc., a corporation organized under the laws of New York (the "Purchaser") do hereby certify as follows this [DATE]:

1. Attached hereto as <u>Exhibit A</u> is a true, correct and complete copy of the Certificate of Incorporation of the Seller which is in full force and effect on the date hereof and which has been in effect without amendment, waiver, rescission or modification.

2. Attached hereto as <u>Exhibit B</u> is a true, correct and complete copy of the By-Laws of the Seller which are in effect on the date hereof and which have been in effect without amendment, waiver, rescission or modification.

3. Attached hereto as <u>Exhibit C</u> is a true, correct and complete copy of the corporate resolutions of the Board of Directors of the Seller authorizing the Seller to execute by original signature, that certain Master Mortgage Loan Purchase and Servicing Agreement (the "Purchase Agreement"), by and between the Seller and Washington Mutual Mortgage Securities Corp. and such resolutions are in effect on the date hereof and have been in effect without amendment, waiver rescission or modification.

All capitalized terms used herein and not otherwise defined shall have the meaning assigned to them in the Purchase Agreement.

IN WITNESS WHEREOF, I have hereunto signed my name and affixed the seal of the Seller.

Dated:_____

    [Seal]

COUNTRYWIDE HOME LOANS, INC.

By:_____
Name:
Title: Vice President

I, _____, Secretary of Countrywide Home Loans, Inc., hereby certify that _____ is the duly elected, qualified and acting Vice President of the Seller and that the signature appearing above is his genuine signature.

IN WITNESS WHEREOF, I have hereunto signed my name.

Dated:_____

    [Seal]

COUNTRYWIDE HOME LOANS, INC.

By:_____
Name:
Title: [Assistant] Secretary

EXHIBIT 2

[INTENTIONALLY LEFT BLANK]

EXHIBIT 3

SECURITY RELEASE CERTIFICATION

I.   Release of Security Interest

                    _____, duly authorized as collateral agent for the lenders from time to time participating in that certain Amended and Restated Mortgage Loan Warehousing Agreement, dated as of _____ , 200_, with _____ as agent, as amended from time to time (the "Warehousing Agreement"), to relinquish any and all right, title and interest it may have as collateral agent in the mortgage loans described in Exhibit A attached hereto (the "Mortgage Loans"), hereby relinquishes any and all right, title and interest it may have as collateral agent in and to the Mortgage Loans upon purchase thereof by Purchaser from the Seller named below pursuant to that certain Master Mortgage Loan Purchase and Servicing Agreement, dated as of November 1, 2005, as of the date and time of receipt by _____, as funding bank under the Warehousing Agreement, of $_____ for such Mortgage Loans (the "Date and Time of Sale"), and certifies that all notes, mortgages, assignments and other documents in its possession relating to such Mortgage Loans have been delivered and released to the Seller named below or its designees as of the Date and Time of Sale.

                                    Name and Address of Financial Institution

                                    (Name)

                                    (Address)

                                    By:_____

II. Certification of Release

        The Seller named below hereby certifies to Purchaser that, as of the Date and Time of Sale of the above mentioned Mortgage Loans to Purchaser, the security interests in the Mortgage Loans released by the above named corporation comprise all security interests relating to or affecting any and all such Mortgage Loans. The Seller warrants that, as of such time, there are and will be no other security interests affecting any or all of such Mortgage Loans.

COUNTRYWIDE HOME LOANS, INC.
Seller

By:_____
Name:
Title:

EXHIBIT 4

ASSIGNMENT AND CONVEYANCE

On this ____ day of _____, 200_, Countrywide Home Loans, Inc. ("Countrywide") as the Seller under that certain Master Mortgage Loan Purchase and Servicing Agreement, dated as of November 1, 2005, (the "Agreement") does hereby sell, transfer, assign, set over and convey to Washington Mutual Mortgage Securities Corp., as Purchaser under the Agreement, without recourse, but subject to the terms of the Agreement, all rights, title and interest of Countrywide (excluding the right to service the Mortgage Loans) in and to the Mortgage Loans listed on the Mortgage Loan Schedule attached hereto, together with the Mortgage Files and all rights and obligations arising under the documents contained therein. Pursuant to Subsection 6.03 of the Agreement, Countrywide has delivered to the Purchaser the documents for each Mortgage Loan to be purchased as set forth in the Agreement. The contents of each Servicing File required to be retained by Countrywide to service the Mortgage Loans pursuant to the Agreement and thus not delivered to Purchaser are and shall be held in trust by Countrywide for the benefit of Purchaser as the owner thereof. Countrywide's possession of any portion of the Servicing File is at the will of Purchaser for the sole purpose of facilitating servicing of the related Mortgage Loan pursuant to the Agreement, and such retention and possession by Countrywide shall be in a custodial capacity only. The ownership of each Mortgage Note, Mortgage, and the contents of the Mortgage File and Servicing File is vested in Purchaser and the ownership of all records and documents with respect to the related Mortgage Loan prepared by or which come into the possession of Countrywide shall immediately vest in Purchaser and shall be retained and maintained, in trust, by Countrywide at the will of Purchaser in such custodial capacity only.

Capitalized terms used herein and not otherwise defined shall have the meanings set forth in the Agreement.

COUNTRYWIDE HOME LOANS, INC.

By:_____
Name:
Title:

EXHIBIT 5

CONTENTS OF EACH MORTGAGE FILE

With respect to each Mortgage Loan, the Mortgage File shall include each of the following Mortgage Loan Documents, which shall be available for inspection by the Purchaser and which shall be retained by the Seller or delivered to the Purchaser pursuant to the Agreement:

1.   The original Mortgage Note endorsed by manual or facsimile signature in blank in the following form: "Pay to the order of _____, without recourse" with all intervening endorsements showing a complete chain of endorsements from the originator to the Seller;

2.   In the case of each Mortgage Loan that is not a MERS Mortgage Loan, a duly executed Assignment of Mortgage, from the Seller in blank, which assignment shall be in form and substance acceptable for recording;

3.   For each Mortgage Loan that is not a MERS Mortgage Loan, the original recorded Mortgage and in the case of each MERS Mortgage Loan, the original Mortgage, noting the presence of the MIN for that Mortgage Loan and either language indicating that the Mortgage Loan is a MOM Loan if the Mortgage Loan is a MOM Loan, or if such Mortgage Loan was not a MOM Loan at origination, the original Mortgage and the assignment to MERS, with evidence of recording thereon. If in connection with any Mortgage Loan, the Seller has not delivered or caused to be delivered the original Mortgage with evidence of recording thereon on or prior to the Closing Date because of a delay caused by the public recording office where such Mortgage has been delivered for recordation or because such Mortgage has been lost or because such public recording office retains the original recorded Mortgage, the Seller shall deliver or cause to be delivered to the Purchaser or the Purchaser's designee, (a) in the case of a delay caused by the public recording office, a copy of such Mortgage certified by the Seller to be a true and complete copy of the original recorded Mortgage and (b) in the case where a public recording office retains the original recorded Mortgage or in the case where a Mortgage is lost after recordation in a public recording office, a copy of such Mortgage certified by such public recording office to be a true and complete copy of the original recorded Mortgage;

4.   The original policy of title insurance and all riders thereto; if the policy has not yet been issued, such title insurance policy shall be delivered to the Purchaser or its designee promptly upon receipt thereof by the Seller but in no event later than the time specified in Section 6.03;

5.   Recorded originals of any intervening assignments, showing a complete chain of title from the originator to the Seller (or to MERS, if the Mortgage Loan is registered on the MERS System), with evidence of recording thereon;

6.   Originals of each assumption, modification, written assurance or substitution of liability agreement, if any;

7.   The original of each guarantee executed in connection with the Mortgage Note, if any;

CONTENTS OF THE SERVICING FILE

1.   The original Primary Mortgage Insurance Policy, if the Loan-to-Value Ratio indicated on the Mortgage Loan Schedule exceeds 80%, or if the Mortgage was processed with the insurer of such Primary Mortgage Insurance Policy via electronic data interchange, the Seller shall provide in lieu of the original Primary Mortgage Insurance Policy a printout of the Seller's primary insurance servicing screen which indicates information including (but not limited to) the name of the insurer of such Primary Mortgage Insurance Policy and the certificate number of the Primary Mortgage Insurance Policy, if any; and

2.   If the Mortgage Note, the Mortgage, any Assignment of Mortgage or any other related document has been signed by a Person on behalf of the Mortgagor, the original power of attorney or other instrument that authorized and empowered such Person to sign.

3.   Copy of survey of the Mortgaged Property.

4.   Copy of each instrument necessary to complete identification of any exception set forth in the exception schedule in the title policy, i.e., map or plat, restrictions, easements, sewer agreements, homes association declarations, etc.

5.   Original hazard insurance policy and, if required by law, flood insurance policy, with extended coverage of the hazard insurance policy.

6.   Mortgage Loan closing statement.

7.   Residential loan application.

8.   Verification of employment and income, depending upon the documentation program under which the Mortgage Loan was originated.

9.   Verification of source and amount of downpayment.

10.   Credit report on the Mortgagor.

11.   Residential appraisal report and attachments thereto.

12.   Photograph of the property including front, back and street scene.

13.   Photograph of comparable properties.

14.   Executed disclosure statement required by applicable law.

15.   Tax receipts, insurance premium receipts, ledger sheets, payment records, insurance claim files and correspondence, correspondence, current and historical computerized

data files, underwriting standards used for origination and all other papers and records developed or originated by the Seller or others, required to qualify the Mortgage Loan.

16.   If available, termite report, structural engineer's report, water potability and septic certification.

17.   Sales contract, if applicable.

18.   Amortization schedule, if available.

19.   Seller shall provide Purchaser with the payment history for any Mortgage Loans if requested by the Purchaser.

20.   The original power of attorney or a copy thereof, if any, certified by an authorized officer of the Seller, for any document described above which is delivered to the Purchaser.

21.   A written commitment or interim binder or preliminary report of title issued by the title insurance company dated as of the date the Mortgage Loan was funded.

In addition, in connection with the assignment of any MERS Mortgage Loan, the Seller has caused the MERS System to indicate that such Mortgage Loans have been assigned by the Seller to the Purchaser in accordance with this Agreement by including in such computer files the information required by the MERS System to identify the Purchaser and the series in which such Mortgage Loans were sold. The Seller has not and agrees that it will not alter the codes referenced in this paragraph with respect to any Mortgage Loan during the term of this Agreement unless and until such Mortgage Loan is repurchased in accordance with the terms of this Agreement.

If pursuant to the foregoing provisions the Seller repurchases a Mortgage Loan that is a MERS Mortgage Loan, the Seller shall either (i) cause MERS to execute and deliver an Assignment of Mortgage in recordable form to transfer the Mortgage from MERS to the Seller and shall cause such Mortgage to be removed from registration on the MERS System in accordance with MERS' rules and regulations or (ii) cause MERS to designate on the MERS System the Seller or its designee as the beneficial holder of such Mortgage Loan.

EXHIBIT 6

{RESERVED]

EXHIBIT 7

CUSTODIAL ACCOUNT LETTER AGREEMENT

_____, 200_

To: _____

_____

_____

the "Depository")

      As Seller under the Master Mortgage Loan Purchase and Servicing Agreement, dated as of November 1, 2005, we hereby authorize and request you to establish an account, as a Custodial Account, to be designated as "Countrywide Home Loans, Inc. in trust for the Purchaser." All deposits in the account shall be subject to withdrawal therefrom by order signed by the Seller. You may refuse any deposit which would result in violation of the requirement that the account be fully insured as described below. This letter is submitted to you in duplicate. Please execute and return one original to us.

      COUNTRYWIDE HOME LOANS, INC.

By:_____
Name:
Title:
Date:

The undersigned, as Depository, hereby certifies that the above-described account has been established under Account Number _____ at the office of the Depository indicated above, and agrees to honor withdrawals on such account as provided above. The full amount deposited at any time in the account will be insured by the Federal Deposit Insurance Corporation through the Bank Insurance Fund ("BIF") or the Savings Association Insurance Fund ("SAIF").


_____
Depository

By:_____
Name:
Title:
Date:


EXHIBIT 8

ESCROW ACCOUNT LETTER AGREEMENT

_____, 200_

To: _____

_____

_____

(the "Depository")

       As Seller under the Master Mortgage Loan Purchase and Servicing Agreement, dated as of November 1, 2005, we hereby authorize and request you to establish an account, as an Escrow Account, to be designated as "Countrywide Home Loans, Inc. in trust for the Purchaser and various Mortgagors." All deposits in the account shall be subject to withdrawal therefrom by order signed by the Seller. You may refuse any deposit which would result in violation of the requirement that the account be fully insured as described below. This letter is submitted to you in duplicate. Please execute and return one original to us.

                COUNTRYWIDE HOME LOANS, INC.

                By_____

                Name:

                Title:

                Date:

The undersigned, as Depository, hereby certifies that the above-described account has been established under Account Number _____ at the office of the Depository indicated above, and agrees to honor withdrawals on such account as provided above. The full amount deposited at any time in the account will be insured by the Federal Deposit Insurance Corporation through the Bank Insurance Fund ("BIF") or the Savings Association Insurance Fund ("SAIF").

_____
Depository

By:_____
Name:
Title:
Date:

EXHIBIT 9

SERVICING ADDENDUM

Section 11.01 <u>Seller to Act as Servicer</u>.

The Seller, as independent contract servicer, shall service and administer the Mortgage Loans in accordance with this Agreement and Acceptable Servicing Procedures, and shall have full power and authority, acting alone, to do or cause to be done any and all things in connection with such servicing and administration which the Seller may deem necessary or desirable and consistent with the terms of this Agreement. Consistent with the terms of this Agreement, the Seller may waive, modify or vary any term of any Mortgage Loan or consent to the postponement of strict compliance with any such term or in any manner grant indulgence to any Mortgagor if in the Seller's reasonable and prudent determination such waiver, modification, postponement or indulgence is not materially adverse to the Purchaser; provided, however, that the Seller shall not permit any modification with respect to any Mortgage Loan that would decrease the Mortgage Interest Rate (other than by adjustments required by the terms of the Mortgage Note), defer or forgive the payment thereof or of any principal or interest payments, reduce the outstanding principal amount (except for actual payments of principal), make future advances or extend the final maturity date on such Mortgage Loan without the Purchaser's consent. The Seller may permit forbearance or allow for suspension of Monthly Payments in either case for up to one hundred and eighty (180) days if the Mortgagor is in default or the Seller determines, in its reasonable discretion that default is imminent and if the Seller determines that granting such forbearance and suspension is in the best interest of the Purchaser. In the event that any such modification, forbearance or suspension as permitted above allows the deferral of interest or principal payments on any Mortgage Loan, the Seller shall include in each remittance for any month in which any such principal or interest payment has been deferred (without giving effect to such modification , forbearance or suspension) an amount equal to, as the case may be, such month's principal and one (1) month's interest at the Mortgage Loan Remittance Rate on the then unpaid principal balance of the Mortgage Loan and shall be entitled to reimbursement for such advances only to the same extent as for Monthly Advances made pursuant to Section 11.19. Without limiting the generality of the foregoing, the Seller shall continue, and is hereby authorized and empowered to execute and deliver on behalf of itself, and the Purchaser, all instruments of satisfaction or cancellation, or of partial or full release, discharge and all other comparable instruments, with respect to the Mortgage Loans and with respect to the Mortgaged Property. If reasonably required by the Seller, the Purchaser shall furnish the Seller with any powers of attorney and other documents necessary or appropriate to enable the Seller to carry out its servicing and administrative duties under this Agreement.

In servicing and administering the Mortgage Loans, the Seller shall employ Acceptable Servicing Procedures.

Section 11.02 <u>Collection of Mortgage Loan Payments</u>.

Continuously from the date hereof until the principal and interest on all Mortgage Loans is paid in full, the Seller will proceed diligently to collect all payments due under each

Mortgage Loan when the same shall become due and payable and shall, to the extent such procedures shall be consistent with this Agreement and the terms and provisions of any related Primary Mortgage Insurance Policy, follow such collection procedures as it follows with respect to mortgage loans comparable to the Mortgage Loans and held for its own account. Further, the Seller will take special care in ascertaining and estimating annual ground rents, taxes, assessments, water rates, fire and hazard insurance premiums, mortgage insurance premiums, and all other charges that, as provided in the Mortgage, will become due and payable. To that end, the Seller shall ensure that the installments payable by the Mortgagors will be sufficient to pay such charges as and when they become due and payable.

Section 11.03 Realization Upon Defaulted Mortgage Loans.

The Seller shall use its best efforts, consistent with the procedures that the Seller would use in servicing loans for its own account, to foreclose upon or otherwise comparably convert the ownership of properties securing such of the Mortgage Loans as come into and continue in default and as to which no satisfactory arrangements can be made for collection of delinquent payments pursuant to Section 11.01. The Seller shall use its best efforts to realize upon defaulted Mortgage Loans in such manner as will maximize the receipt of principal and interest by the Purchaser, taking into account, among other things, the timing of foreclosure proceedings. The foregoing is subject to the provisions that, in any case in which Mortgaged Property shall have suffered damage, the Seller shall not be required to expend its own funds toward the restoration of such property in excess of $2,000 unless it shall determine in its discretion (i) that such restoration will increase the proceeds of liquidation of the related Mortgage Loan to the Purchaser after reimbursement to itself for such expenses, and (ii) that such expenses will be recoverable by the Seller through Primary Mortgage Insurance Proceeds, Other Insurance Proceeds or Liquidation Proceeds from the related Mortgaged Property, as contemplated in Section 11.05. The Seller shall notify the Purchaser in writing of the commencement of foreclosure proceedings. Such notice may be contained in the reports prepared by the Seller and delivered to Purchaser pursuant to the terms and conditions of this Agreement. In such connection, the Seller shall be responsible for all costs and expenses incurred by it in any such proceedings; provided, however, that it shall be entitled to reimbursement thereof from the related property, as contemplated in Section 11.05.

Notwithstanding the foregoing provisions of this Section 11.03, with respect to any Mortgage Loan as to which the Seller has received actual notice of, or has actual knowledge of, the presence of any toxic or hazardous substance on the related Mortgaged Property, the Seller shall neither (i) obtain title to such Mortgaged Property as a result of or in lieu of foreclosure or otherwise, (ii) acquire possession of, nor (iii) take any other action with respect to, such Mortgaged Property if, as a result of any such action, the Purchaser would be considered to hold title to, to be a mortgagee-in-possession of, or to be an owner or operator of such Mortgaged Property within the meaning of the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended from time to time, or any comparable law, unless the Seller has previously determined, based on its reasonable judgment and a prudent report prepared by a Person who regularly conducts environmental audits using customary industry standards, that:

(i)   such Mortgaged Property is in compliance with applicable environmental laws or, if not, that it would be in the best economic interest of the Purchaser to take such actions as are necessary to bring the Mortgaged Property into compliance therewith; and

(ii)   there are no circumstances present at such Mortgaged Property relating to the use, management or disposal of any hazardous substances, hazardous materials, hazardous wastes, or petroleum-based materials for which investigation, testing, monitoring, containment, clean-up or remediation could be required under any federal, state or local law or regulation, or that if any such materials are present for which such action could be required, that it would be in the best economic interest of the Purchaser to take such actions with respect to the affected Mortgaged Property.

Notwithstanding the foregoing, if such environmental audit report reveals, or if the Seller has actual knowledge or notice, that such Mortgaged Property contains such toxic or hazardous waste or substances, the Seller shall not foreclose or accept a deed in lieu of foreclosure without the prior written consent of the Purchaser.

The cost of the environmental audit report contemplated by this Section 11.03 shall be advanced by the Seller as a Servicing Advance, subject to the Seller's right to be reimbursed therefor from the Custodial Account and the Seller's right to make a judgment about whether any such advance would be nonrecoverable.

If the Seller has determined that it is in the best economic interest of the Purchaser to take such actions as are necessary to bring any such Mortgaged Property into compliance with applicable environmental laws, or to take such action with respect to the containment, clean-up or remediation of hazardous substances, hazardous materials, hazardous wastes, or petroleum-based materials affecting any such Mortgaged Property, or (ii) obtained the written consent of the Purchaser, in each case as described above, then the Seller shall take such action as it deems to be in the best economic interest of the Purchaser (or as otherwise directed by the Purchaser); provided, however , that the Seller shall not proceed with foreclosure or acceptance of a deed in lieu of foreclosure if the estimated costs of the environmental clean up, as estimated in the in the environmental audit report, together with the Servicing Advances and Monthly Advances made by the Seller and the estimated costs of foreclosure or acceptance of a deed in lieu of foreclosure exceeds the estimated value of the Mortgaged Property. The cost of any such compliance, containment, clean-up or remediation shall be advanced by the Seller as a Servicing Advance, subject to the Seller's right to be reimbursed therefor from the Custodial Account and the Seller's right to make a judgment about whether any such advance would be nonrecoverable.

Section 11.04 <u>Establishment of Custodial Accounts; Deposits in Custodial Accounts</u>.

The Seller shall segregate and hold all funds collected and received pursuant to each Mortgage Loan separate and apart from any of its own funds and general assets and shall establish and maintain one (1) or more Custodial Accounts, which accounts shall be Eligible Accounts. The creation of any Custodial Account shall be evidenced by a letter agreement in the form shown in <u>Exhibit 7</u> to this Agreement. A copy of such letter agreement shall be furnished to the Purchaser upon request.

The Seller shall deposit in the Custodial Account within two (2) Business Days of receipt, and retain therein the following payments and collections received or made by it subsequent to the Cut-off Date, or received by it prior to the Cut-off Date but allocable to a period subsequent thereto, other than in respect of principal and interest on the Mortgage Loans due on or before the Cut-off Date:

(i)   all payments on account of principal, including Principal Prepayments, on the Mortgage Loans;

(ii)   all payments on account of interest on the Mortgage Loans adjusted to the Mortgage Loan Remittance Rate;

(iii)   all Liquidation Proceeds;

(iv)   all Primary Mortgage Insurance Proceeds and Other Insurance Proceeds including amounts required to be deposited pursuant to Sections 11.08, 11.10 and 11.11, other than proceeds to be held in the Escrow Account and applied to the restoration or repair of the Mortgaged Property or released to the Mortgagor in accordance with the Seller's normal servicing procedures, the loan documents or applicable law;

(v)   all Condemnation Proceeds affecting any Mortgaged Property which are not released to the Mortgagor in accordance with the Acceptable Servicing Procedures, the Mortgage Loan Documents or applicable law;

(vi)   any Monthly Advances;

(vii)   all proceeds of any Mortgage Loan repurchased in accordance with Sections 7.03, and any amount required to be deposited by the Seller in connection with any shortfall in principal amount of the Qualified Substitute Mortgage Loans and the Deleted Mortgage Loans as required pursuant to Section 7.03;

(viii)   any amounts required to be deposited by the Seller pursuant to Section 11.10 in connection with the deductible clause in any blanket hazard insurance policy such deposit shall be made from the Seller's own funds, without reimbursement therefor;

(ix)   the Prepayment Interest Shortfall Amount, if any, for the month of distribution, such deposit shall be made from the Seller's own funds, without reimbursement therefor up to a maximum amount per month of the Servicing Fee actually received for such month for the Mortgage Loans;

(x)   any amounts required to be deposited by the Seller in connection with any REO Property pursuant to Section 11.13; and

(xi)   any amounts required to be deposited in the Custodial Account pursuant to Section 11.01, 11.14, 11.22 or 11.23.

The foregoing requirements for deposit in the Custodial Account shall be exclusive, it being understood and agreed that, without limiting the generality of the foregoing, payments in the nature of late payment charges, prepayment penalties (except as otherwise set forth in a Purchase Price and Terms Letter) with respect to any Mortgage Loan Package, and assumption fees, to the extent permitted by Section 6.01, need not be deposited by the Seller in the Custodial Account. Any interest paid on funds deposited in the Custodial Account by the depository institution shall accrue to the benefit of the Seller and the Seller shall be entitled to retain and withdraw such interest from the Custodial Account pursuant to Section 11.05(iv).

If the balance on deposit in the Custodial Account were to exceed the insured amount limits of an FDIC insured account as of the commencement of business on any Business Day and the Custodial Account constitutes an Eligible Account solely pursuant to clause (ii) of the definition of Eligible Account, the Seller shall, on or before twelve o'clock noon Eastern time on such Business Day, withdraw from the related Custodial Account all amounts in excess of the FDIC insurance limits and deposit such amounts in another account that constitutes an Eligible Account pursuant to clause (i) or (ii) of the definition of Eligible Account.

Section 11.05 Permitted Withdrawals From the Custodial Account.

The Seller may, from time to time, withdraw from the Custodial Account for the following purposes:

(i)   to make payments to the Purchaser in the amounts and in the manner provided for in Section 11.17;

(ii)   to reimburse itself for Monthly Advances, the Seller's right to reimburse itself pursuant to this subclause (ii) being limited to amounts received on the related Mortgage Loan (or to amounts received on the Mortgage Loans as a whole in the event that said Monthly Advance is made due to a shortfall in a Monthly Payment made by a Mortgagor entitled to relief under the Servicemembers Civil Relief Act) which represent Late Collections (net of the related Servicing Fees) respecting which any such advance was made it being understood that, in the case of such reimbursement, the Seller's right thereto shall be prior to the rights of the Purchaser, except that, where the Seller is required to repurchase a Mortgage Loan, pursuant to

Section 7.03, the Seller's right to such reimbursement shall be subsequent to the payment to the Purchaser of the Repurchase Price pursuant to such section and all other amounts required to be paid to the Purchaser with respect to such Mortgage Loans; provided that the Seller may reimburse itself from any funds in the Custodial Account for Monthly Advances which it has determined are nonrecoverable advances or if all funds with respect to the related Mortgage Loan have previously been remitted to the Purchaser;

      (iii)   to reimburse itself for unreimbursed Servicing Advances and any unpaid Servicing Fees, the Seller's right to reimburse itself pursuant to this subclause (iii) with respect to any Mortgage Loan being limited to related proceeds (or to amounts received on the Mortgage Loans only in the event that said Monthly Advance is made due to a shortfall in a Monthly Payment made by a Mortgagor entitled to relief under the Servicemembers Civil Relief Act) from Cash Liquidation, Liquidation Proceeds, Condemnation Proceeds, Primary Mortgage Insurance Proceeds and Other Insurance Proceeds; provided that the Seller may reimburse itself from any funds in the Custodial Account for Servicing Advances and Servicing Fees if all funds with respect to the related Mortgage Loan have previously been remitted to the Purchaser;

      (iv)   to pay to itself as servicing compensation (a) any interest earned on funds in the Custodial Account (all such interest to be withdrawn monthly not later than each Remittance Date), and (b) the Servicing Fees, from that portion of any payment or recovery as to interest with respect to a particular Mortgage Loan;

      (v)   to pay to itself with respect to each Mortgage Loan that has been repurchased pursuant to Section 7.03 all amounts received thereon and not distributed as of the date on which the related repurchase price is determined;

      (vi)   to clear and terminate the Custodial Account upon the termination of this Agreement;

      (vii)   to reimburse the Seller for any Monthly Advance previously made which the Seller has determined to be a nonrecoverable Monthly Advance;

      (viii)   to withdraw and remit to the applicable insurer the Lender PMI Rate for any Lender PMI Mortgage Loan; and

      (ix)   to reimburse itself for any amounts deposited in the Custodial Account in error.

      Section 11.06 <u>Establishment of Escrow Accounts; Deposits in Escrow Accounts</u>.

      The Seller shall segregate and hold all funds collected and received pursuant to each Mortgage Loan which constitute Escrow Payments separate and apart from any of its own funds and general assets and shall establish and maintain one (1) or more Escrow Accounts which accounts shall be Eligible Accounts. The creation of any Escrow Account shall be evidenced by a letter agreement in the form shown in <u>Exhibit 8</u> to this Agreement. A copy of such letter agreement shall be furnished to the Purchaser upon request.

The Seller shall deposit in the Escrow Account or Accounts within two (2) Business Days of receipt, and retain therein, (i) all Escrow Payments collected on account of the Mortgage Loans, for the purpose of effecting timely payment of any such items as required under the terms of this Agreement, and (ii) all Other Insurance Proceeds which are to be applied to the restoration or repair of any Mortgaged Property. The Seller shall make withdrawals therefrom only to effect such payments as are required under this Agreement, and for such other purposes as shall be as set forth or in accordance with Section 11.08. The Seller shall be entitled to retain any interest paid on funds deposited in the Escrow Account by the depository institution other than interest on escrowed funds required by law to be paid to the Mortgagor and, to the extent required by law, the Seller shall pay interest on escrowed funds to the Mortgagor notwithstanding that the Escrow Account is non-interest bearing or that interest paid thereon is insufficient for such purposes.

Section 11.07 Permitted Withdrawals From Escrow Account.

Withdrawals from the Escrow Account may be made by the Seller (i) to effect timely payments of ground rents, taxes, assessments, water rates, mortgage insurance premiums, Primary Mortgage Insurance Policy premiums, if applicable, and comparable items, (ii) to reimburse the Seller for any Servicing Advance made by the Seller with respect to a related Mortgage Loan but only from amounts received on the related Mortgage Loan which represent late payments or collections of Escrow Payments thereunder, (iii) to refund to the Mortgagor any funds as may be determined to be overages, (iv) for transfer to the Custodial Account in accordance with the terms of this Agreement, (v) for application to restoration or repair of the Mortgaged Property, (vi) to pay to the Seller, or to the Mortgagors to the extent required by law, any interest paid on the funds deposited in the Escrow Account, (vii) to reimburse itself for any amounts deposited in the Escrow Account in error, or (viii) to clear and terminate the Escrow Account on the termination of this Agreement. As part of its servicing duties, the Seller shall pay to the Mortgagors interest on funds in the Escrow Account, to the extent required by law, and to the extent that interest earned on funds in the Escrow Account is insufficient, shall pay such interest from its own funds, without any reimbursement therefor.

Section 11.08 Payment of Taxes, Insurance and Other Charges; Maintenance of Primary Mortgage Insurance Policies; Collections Thereunder.

With respect to each Mortgage Loan, the Seller shall maintain accurate records reflecting the status of ground rents, taxes, assessments, water rates and other charges which are or may become a lien upon the Mortgaged Property and the status of primary mortgage insurance premiums and fire and hazard insurance coverage and shall obtain, from time to time, all bills for the payment of such charges, including renewal premiums and shall effect payment thereof prior to the applicable penalty or termination date and at a time appropriate for securing maximum discounts allowable, employing for such purpose deposits of the Mortgagor in the Escrow Account which shall have been estimated and accumulated by the Seller in amounts sufficient for such purposes, as allowed under the terms of the Mortgage or applicable law. To the extent that the Mortgage does not provide for Escrow Payments, the Seller shall determine that any such payments are made by the Mortgagor at the time they first become due. The Seller assumes full responsibility for the timely payment of all such bills and shall effect timely payments of all such bills irrespective of the Mortgagor's faithful performance in the payment of same or the making of the Escrow Payments and shall make Servicing Advances from its own funds to effect such payments.

The Seller will maintain in full force and effect, a Primary Mortgage Insurance Policy conforming in all respects to the description set forth in Section 7.02(xxxi), issued by an insurer described in that Section, with respect to each Mortgage Loan for which such coverage is herein required. Such coverage will be maintained until the Updated Loan-to-Value Ratio of the related Mortgage Loan is reduced to that amount for which FNMA no longer requires such insurance to be maintained, unless state law provides that the Mortgagor may elect to cancel. The Seller will not cancel or refuse to renew any Primary Mortgage Insurance Policy in effect on the Closing Date that is required to be kept in force under this Agreement unless a replacement Primary Mortgage Insurance Policy for such canceled or nonrenewed policy is obtained from and maintained with an insurer that is FNMA or FHLMC approved. The Seller shall not take any action which would result in non-coverage under any applicable Primary Mortgage Insurance Policy of any loss which, but for the actions of the Seller would have been covered thereunder. In connection with any assumption or substitution agreement entered into or to be entered into pursuant to Section 11.22, the Seller shall promptly notify the insurer under the related Primary Mortgage Insurance Policy, if any, of such assumption or substitution of liability in accordance with the terms of such policy and shall take all actions which may be required by such insurer as a condition to the continuation of coverage under the Primary Mortgage Insurance Policy. If such Primary Mortgage Insurance Policy is terminated as a result of such assumption or substitution of liability, the Seller shall obtain a replacement Primary Mortgage Insurance Policy as provided above.

With respect to each Lender PMI Mortgage Loan, the Seller shall pay premiums to the applicable insurer at the Lender PMI Mortgage Rate when and as due.

Section 11.09 Transfer of Accounts.

The Seller may transfer the Custodial Account or the Escrow Account to a different depository institution from time to time. The Seller shall notify the Purchaser that such transfer has been made. In any case, the Custodial Account and Escrow Account shall be Eligible Accounts.

Section 11.10 Maintenance of Hazard Insurance.

The Seller shall cause to be maintained for each Mortgage Loan fire and hazard insurance with extended coverage as is customary in the area where the Mortgaged Property is located in an amount which is equal to the lesser of (i) one hundred percent (100%) of the insurable value of the improvements securing such Mortgage Loan or (ii) the greater of (a) the unpaid principal balance of the Mortgage Loan, and (b) the percentage such that the proceeds thereof shall be sufficient to prevent the Mortgagor and/or the Mortgagee from becoming a co-insurer. If the Mortgaged Property is in an area identified on a Flood Hazard Boundary Map or Flood Insurance Rate issued by the Flood Emergency Management Agency as having special flood hazards and such flood insurance has been made available, the Seller will cause to be maintained a flood insurance policy meeting the requirements of the current guidelines of the Federal Insurance Administration with a generally acceptable insurance carrier, in an amount representing coverage not less than the least of (i) the unpaid principal balance of the Mortgage Loan, (ii) one hundred percent (100%) of the insurable value of the improvements securing such Mortgage Loan or (iii) the maximum amount of insurance which is available under the Flood Disaster Protection Act of 1973, as amended. The Seller shall also maintain on the REO Property, fire and hazard insurance with extended coverage in an amount which is at least equal to one hundred percent (100%) of the insurable value of the improvements securing such Mortgage Loan, liability insurance and, to the extent required and available under the Flood Disaster Protection Act of 1973, as amended, flood insurance in an amount as provided above. Any amounts collected by the Seller under any such policies other than amounts to be deposited in the Escrow Account and applied to the restoration or repair of the Mortgaged Property or REO Property, or released to the Mortgagor in accordance with the Accepted Servicing Procedures, shall be deposited in the Custodial Account, subject to withdrawal pursuant to Section 11.05. It is understood and agreed that no earthquake or other additional insurance need be required by the Seller or the Mortgagor or maintained on property acquired in respect of the Mortgage Loan, other than pursuant to such applicable laws and regulations as shall at any time be in force and as shall require such additional insurance. All such policies shall be endorsed with standard mortgagee clauses with loss payable to the Seller and shall provide for at least thirty days prior written notice of any cancellation, reduction in the amount or material change in coverage to the Seller. The Seller shall not interfere with the Mortgagor's freedom of choice in selecting either his insurance carrier or agent, provided, however, that the Seller shall not accept any such insurance policies from insurance companies unless such companies currently reflect a General Policy Rating of B:VI or better in Best's Key Rating Guide and are licensed to do business in the state wherein the property subject to the policy is located.

Section 11.11 Maintenance of Mortgage Impairment Insurance Policy.

In the event that the Seller shall obtain and maintain in full force and effect a blanket policy issued by an issuer approved by FNMA or FHLMC insuring against hazard losses on all of the Mortgage Loans, then, to the extent such policy provides coverage in an amount equal to the amount required pursuant to Section 11.10 and otherwise complies with all other requirements of Section 11.10, it shall conclusively be deemed to have satisfied its obligations as set forth in Section 11.10, it being understood and agreed that such policy may contain a deductible clause, in which case the Seller shall, in the event that there shall not have been maintained on the related Mortgaged Property or REO Property a policy complying with Section 11.10, and there shall have been a loss which would have been covered by such policy, deposit in the Custodial Account the amount not otherwise payable under the blanket policy because of such deductible clause. In connection with its activities as servicer of the Mortgage Loans, the Seller agrees to prepare and present, on behalf of the Purchaser, claims under any such blanket policy in a timely fashion in accordance with the terms of such policy. Upon request of the Purchaser, the Seller shall cause to be delivered to the Purchaser a certified true copy of such policy and shall use its best efforts to obtain a statement from the insurer thereunder that such insurer shall endeavor to notify the Purchaser thirty (30) days' prior to such policy's termination.

Section 11.12 Fidelity Bond; Errors and Omissions Insurance.

The Seller shall maintain, at its own expense, a blanket Fidelity Bond and an errors and omissions insurance policy in full force and effect, with broad coverage with responsible companies on all officers, employees or other persons acting in any capacity with regard to the Mortgage Loan in handling funds, money, documents and papers relating to the Mortgage Loan. The Fidelity Bond and errors and omissions insurance shall be in the form of the Mortgage Banker's Blanket Bond and shall protect and insure the Seller against losses, including forgery, theft, embezzlement, fraud, errors and omissions and negligent acts of such persons. Such Fidelity Bond shall also protect and insure the Seller against losses in connection with the failure to maintain any insurance policies required pursuant to this Agreement and the release or satisfaction of a Mortgage Loan without having obtained payment in full of the indebtedness secured thereby. No provision of this Section 11.12 requiring the Fidelity Bond and errors and omissions insurance shall diminish or relieve the Seller from its duties and obligations as set forth in this Agreement. The minimum coverage under any such Fidelity Bond and insurance policy shall be at least equal to the corresponding amounts required by FNMA in the FNMA Selling Guide or by FHLMC in the FHLMC Sellers' and Servicers' Guide. Upon request of the Purchaser, the Seller shall cause to be delivered to the Purchaser a certified true copy of the Fidelity Bond and insurance policy and shall use its best efforts to obtain a statement from the surety and the insurer that such surety and insurer shall endeavor to notify the Purchaser thirty (30) days prior to such Fidelity Bond or insurance policy's termination. The Seller shall notify the Purchaser within five (5) business days of receipt of notice that such Fidelity Bond or insurance policy will be, or has been terminated.

Section 11.13 <u>Title, Management and Disposition of REO Property</u>.

In the event that title to the Mortgaged Property is acquired in foreclosure or by deed in lieu of foreclosure, the deed or certificate of sale shall be taken in the name of the Seller for the benefit of the Purchaser, or in the event the Seller is not authorized or permitted to hold title to real property in the state where the REO Property is located, or would be adversely affected under the "doing business" or tax laws of such state by so holding title, the deed or certificate of sale shall be taken in the name of such Person or Persons as shall be consistent with an Opinion of Counsel obtained by the Seller from an attorney duly licensed to practice law in the state where to REO Property is located. Any Person or Persons holding such title other than the Purchaser shall acknowledge in writing that such title is being held as nominee for the benefit of the Purchaser.

The Seller shall either itself or through an agent selected by the Seller, manage, conserve, protect and operate each REO Property in the same manner that it manages, conserves, protects and operates other foreclosed property for its own account, in the same manner that similar property in the same locality as the REO Property is managed and in accordance with Accepted Servicing Procedures. The Seller shall cause each REO Property to be inspected promptly upon the acquisition of title thereto and shall cause each REO Property to be inspected at least annually thereafter or more frequently as required by the circumstances. The Seller shall make or cause to be made a written report of each such inspection. Such reports shall be retained in the Servicing File and copies thereof shall be forwarded by the Seller to the Purchaser within five (5) Business Days of the Purchaser's request therefor. The Seller shall attempt to sell the same (and may temporarily rent the same) on such terms and conditions as the Seller deems to be in the best interest of the Purchaser. The Seller shall deposit or cause to be deposited, on a daily basis in the Custodial Account all revenues received with respect to the REO Properties and shall withdraw therefrom funds necessary for the proper operation, management and maintenance of the REO Properties, including (i) the cost of maintaining any hazard insurance pursuant to Section 11.10 hereof and (ii) either (A) the fees of any managing agent acting on behalf of the Seller or (B) in the event that the Seller is managing the REO Property, then the related Servicing Fee. The Seller shall not be entitled to retain interest paid or other earnings, if any, on funds deposited in the Custodial Account. On or before each Determination Date, the Seller shall withdraw from the Custodial Account and deposit into the Custodial Account the net income from the REO Properties on deposit in the Custodial Account.

The Seller shall furnish to the Purchaser on each Remittance Date, an operating statement for each REO Property covering the operation of each REO Property for the previous month. Such operation statement shall be accompanied by such other information as the Purchaser shall reasonably request.

The Seller shall use its best efforts to dispose of the REO Property as soon as possible and shall sell such REO Property in any event within one (1) year after title to such REO Property has been obtained, unless the Seller determines, and gives an appropriate notice to the Purchaser, that a longer period is necessary for the orderly liquidation of such REO Property. The Seller shall report monthly to the Purchaser as to the progress being made in selling such REO Property commencing on the earlier of (i) the date on which the marketing of the REO Property commences and (ii) one (1) year after title to the REO Property is obtained, if a period longer than one (1) year is permitted under this Agreement and is necessary to sell such REO Property.

Each REO Disposition shall be carried out by the Seller at such price and upon such terms and conditions as the Seller deems to be in the best interest of the Purchaser. If as of the date title to any REO Property was acquired by the Seller there were outstanding unreimbursed Servicing Advances, Monthly Advances or Servicing Fees with respect to the REO Property or the related Mortgage Loan, the Seller, upon an REO Disposition of such REO Property, shall be entitled to reimbursement for any related unreimbursed Servicing Advances, Monthly Advances and Servicing Fees from proceeds received in connection with such REO Disposition. The proceeds from the REO Disposition, net of any payment to the Seller as provided above, shall be deposited in the Custodial Account and shall be transferred to the Custodial Account on the Determination Date in the month following receipt thereof for distribution on the succeeding Remittance Date in accordance with Section 11.17.

With respect to each REO Property, the Seller shall segregate and hold all funds collected and received in connection with the operation of the REO Property separate and apart from its own funds or general assets and shall maintain separate records and reports with respect to the funds received and distributed on an REO Property by REO Property basis.

Section 11.14 Notification of Adjustments.

With respect to each Mortgage Loan, the Seller shall adjust the Mortgage Interest Rate on the related Interest Adjustment Date and shall adjust the Monthly Payment on the related Payment Adjustment Date in compliance with the requirements of applicable law and the related

Mortgage and Mortgage Note. If, pursuant to the terms of the Mortgage Note, another index is selected for determining the Mortgage Interest Rate because the original Index is no longer available, such selection shall be in compliance with the terms of the related Mortgage Note. The Seller shall execute and deliver any and all necessary notices required under applicable law and the terms of the related Mortgage Note and Mortgage regarding the Mortgage Interest Rate and the Monthly Payment adjustments. The Seller shall promptly upon written request thereof, deliver to the Purchaser such notifications and any additional applicable data regarding such adjustments and the methods used to calculate and implement such adjustments. Upon the discovery by the Seller, or the Purchaser that the Seller has failed to adjust a Mortgage Interest Rate or a Monthly Payment pursuant to the terms of the related Mortgage Note and Mortgage, the Seller shall immediately deposit in the Custodial Account from its own funds the amount of any interest loss caused the Purchaser thereby without reimbursement therefor.

Section 11.15 Removal from MERS Registration.

The Seller is authorized and empowered by the Purchaser, in its own name, when the Seller believes it appropriate in its best judgment, to cause the removal from the registration of any Mortgage Loan the MERS System.

Section 11.17 Distributions.

On each Remittance Date, the Seller shall distribute to the Purchaser (i) all amounts credited to the Custodial Account as of the close of business on the preceding Determination Date, net of charges against or withdrawals from the Custodial Account pursuant to Section 11.05, plus (ii) all Monthly Advances, if any, which the Seller is obligated to distribute pursuant to Section 11.19, minus (iii) any amounts attributable to Principal Prepayments received after the Principal Prepayment Period, and (iv) any amounts attributable to Monthly Payments collected but due on a Due Date or Dates subsequent to the preceding Determination Date. It is understood that, by operation of Section 11.04, the remittance on the initial Remittance Date is to include principal collected after the Cut-off Date through the preceding Determination Date plus interest, adjusted to the Mortgage Loan Remittance Rate collected through such Determination Date exclusive of any portion thereof allocable to the period prior to the Cut-off Date, with the adjustments specified in (ii), (iii) and (iv) above.

With respect to any remittance received by the Purchaser after the second Business Day following the Business Day on which such payment was due, the Seller shall pay to the Purchaser interest on any such late payment at an annual rate equal to the rate of interest as is publicly announced from time to time at its principal office by JPMorgan Chase, New York, New York, as its prime lending rate, adjusted as of the date of each change, plus one percentage point, but in no event greater than the maximum amount permitted by applicable law. Such interest shall be paid by the Seller to the Purchaser on the date such late payment is made and shall cover the period commencing with the day following such second Business Day and ending with the Business Day on which such payment is made, both inclusive. Such interest shall be remitted along with such late payment. The payment by the Seller of any such interest shall not be deemed an extension of time for payment or a waiver of any Event of Default by the Seller.

Section 11.18 Statements to the Purchaser.

Not later than the fifth (5th) Business Day of each month, the Seller will furnish to the Purchaser by any electronic medium the information shown in Exhibit 11, provided that such information shall be in a form useful to the Purchaser.

In addition, not more than sixty (60) days after the end of each calendar year, the Seller will furnish to the Purchaser at any time during such calendar year, (i) as to the aggregate of remittances for the applicable portion of such year, an annual statement in accordance with the requirements of applicable federal income tax law, and (ii) listing of the principal balances of the Mortgage Loans outstanding at the end of such calendar year.

The Seller shall prepare and file any and all tax returns, information statements or other filings required to be delivered to any governmental taxing authority or to the Purchaser pursuant to any applicable law with respect to the Mortgage Loans and the transactions contemplated hereby. In addition, the Seller shall provide the Purchaser with such information concerning the Mortgage Loans as is necessary for the Purchaser to prepare its federal income tax return as the Purchaser may reasonably request from time to time.

Section 11.19 Monthly Advances by the Seller.

Not later than the close of business on the Business Day preceding each Remittance Date, the Seller shall deposit in the Custodial Account an amount equal to all payments not previously advanced by the Seller, whether or not deferred pursuant to Section 11.01, of principal (due after the Cut-off Date) and interest not allocable to the period prior to the Cut-off Date, adjusted to the Mortgage Loan Remittance Rate, which were due on a Mortgage Loan and delinquent at the close of business on the related Determination Date.

The Seller's obligation to make such advances as to any Mortgage Loan will continue through the earliest of: (i) the last Monthly Payment due prior to the payment in full of the Mortgage Loan, and (ii) the Remittance Date prior to the Remittance Date for the distribution of any Liquidation Proceeds, Other Insurance Proceeds or Condemnation Proceeds which satisfy the indebtedness of such Mortgage Loan. In no event shall the Seller be obligated to make an advance under this Section 11.19 if at the time of such advance it deems such advance to be nonrecoverable. If the Seller determines that an advance is nonrecoverable, the Seller shall deliver to the Purchaser an Officer's Certificate of the Seller to the effect that an officer of the Seller has reviewed the related Mortgage File or Servicing File, as applicable, and has made the reasonable determination that any previous and any additional advances are nonrecoverable. For the purposes of this paragraph, "Rating Agency" shall mean Moody's Investors Service, Inc., Standard & Poor's Ratings Services, a division of The McGraw-Hill Companies, Inc., Fitch Ratings, Inc. or any other statistical credit rating agency.

Section 11.20 Real Estate Owned Reports.

Together with the statement furnished pursuant to Section 11.18, with respect to any REO Property, the Seller shall furnish to the Purchaser on request a statement covering the Seller's efforts in connection with the sale of such REO Property and any rental of such REO Property incidental to the sale thereof for the previous month, together with an operating statement free of cost. Such statement shall be accompanied by such additional information as the Purchaser shall reasonably request. The cost of producing such additional information shall be borne by the Purchaser requesting it.

Section 11.21 <u>Liquidation Reports</u>.

Upon the foreclosure sale of any Mortgaged Property or the acquisition thereof by the Purchaser pursuant to a deed-in-lieu of foreclosure, the Seller shall submit to the Purchaser a liquidation report with respect to such Mortgaged Property which report may be included with any other reports prepared by Seller and delivered to Purchaser pursuant to the terms and conditions of this Agreement.

Section 11.22 <u>Assumption Agreements</u>.

The Seller will, to the extent it has knowledge of any conveyance or prospective conveyance by any Mortgagor of the Mortgaged Property (whether by absolute conveyance or by contract of sale, and whether or not the Mortgagor remains or is to remain liable under the Mortgage Note and/or the Mortgage), exercise its rights to accelerate the maturity of such Mortgage Loan under any "due-on-sale" clause to the extent permitted by law; provided, however, that the Seller shall not exercise any such rights if prohibited by law or the terms of the Mortgage Note from doing so or if the exercise of such rights would impair or threaten to impair any recovery under the related Primary Mortgage Insurance Policy, if any. If the Seller reasonably believes it is unable under applicable law to enforce such "due-on-sale" clause, the Seller will enter into an assumption agreement with the person to whom the Mortgaged Property has been conveyed or is proposed to be conveyed, pursuant to which such person becomes liable under the Mortgage Note and, to the extent permitted by applicable state law, the Mortgagor remains liable thereon. Where an assumption is allowed pursuant to this Section 11.22, the Seller, with the prior written consent of the primary mortgage insurer, if any, is authorized to enter into a substitution of liability agreement with the person to whom the Mortgaged Property has been conveyed or is proposed to be conveyed pursuant to which the original mortgagor is released from liability and such Person is substituted as Mortgagor and becomes liable under the related Mortgage Note. Any such substitution of liability agreement shall be in lieu of an assumption agreement.

In connection with any such assumption or substitution of liability, the Seller shall follow the underwriting practices and procedures employed by the Seller for similar mortgage loans. With respect to an assumption or substitution of liability, the Mortgage Interest Rate borne by the related Mortgage Note, the term of the Mortgage Loan and the outstanding principal amount of the Mortgage Loan shall not be changed. The Seller shall notify the Purchaser that any such substitution of liability or assumption agreement has been completed by forwarding to the Purchaser or its designee the original of any such substitution of liability or assumption agreement, which document shall be added to the related Mortgage File and shall, for all purposes, be considered a part of such Mortgage File to the same extent as all other documents and instruments constituting a part thereof. Any fee collected by the Seller for entering into an assumption or substitution of liability agreement in excess of 1% of the unpaid principal balance of the Mortgage Loan shall be deposited in the Custodial Account pursuant to Section 11.04.

Notwithstanding the foregoing paragraphs of this Section or any other provision of this Agreement, the Seller shall not be deemed to be in default, breach or any other violation of its obligations hereunder by reason of any assumption of a Mortgage Loan by operation of law or any assumption which the Seller may be restricted by law from preventing, for any reason whatsoever. For purposes of this Section 11.22, the term "assumption" is deemed to also include a sale of the Mortgaged Property subject to the Mortgage that is not accompanied by an assumption or substitution of liability agreement.

Section 11.23 <u>Satisfaction of Mortgages and Release of Mortgage Files</u>.

Upon the payment in full of any Mortgage Loan, or the receipt by the Seller of a notification that payment in full will be escrowed in a manner customary for such purposes, the Seller will immediately notify the Purchaser in writing which shall include a statement to the effect that all amounts received or to be received in connection with such payment which are required to be deposited in the Custodial Account pursuant to Section 11.04 have been or will be so deposited, and shall request delivery to it of the portion of the Mortgage File held by the Purchaser. Upon receipt of such request, the Purchaser or its designee shall within five (5) Business Days release the related Mortgage Loan Documents to the Seller and the Seller shall prepare and process any satisfaction or release. With respect to any MERS Mortgage Loan, the Seller is authorized to cause the removal from the registration on the MERS System of such Mortgage and to execute and deliver, on behalf of the Purchaser, any and all instruments of satisfaction or cancellation or of partial or full release. No expense incurred in connection with any instrument of satisfaction or deed of reconveyance shall be chargeable to the Custodial Account.

In the event the Seller satisfies or releases a Mortgage without having obtained payment in full of the indebtedness secured by the Mortgage or should it otherwise prejudice any right the Purchaser may have under the mortgage instruments, the Seller, upon written demand, shall remit to the Purchaser the then unpaid principal balance of the related Mortgage Loan by deposit thereof in the Custodial Account. The Seller shall maintain the Fidelity Bond insuring the Seller against any loss it may sustain with respect to any Mortgage Loan not satisfied in accordance with the procedures set forth herein.

From time to time and as appropriate for the service or foreclosure of the Mortgage Loan, including for the purpose of collection under any Primary Mortgage Insurance Policy, the Purchaser shall, upon request of the Seller and delivery to the Purchaser or Purchaser's designee of a servicing receipt signed by a Servicing Officer, release or cause to be released the portion of the Mortgage File held by the Purchaser or its designee to the Seller. Such servicing receipt shall obligate the Seller to return the related Mortgage documents to the Purchaser when the need therefor by the Seller no longer exists, unless the Mortgage Loan has been liquidated and the Liquidation Proceeds relating to the Mortgage Loan have been deposited in the Custodial Account or the Mortgage File or such document has been delivered to an attorney, or to a public trustee or other public official as required by law, for purposes of initiating or pursuing legal action or other proceedings for the foreclosure of the Mortgaged Property either judicially or non-judicially, and the Seller has delivered to the Purchaser a certificate of a Servicing Officer certifying as to the name and address of the Person to which such Mortgage File or such document was delivered and the purpose or purposes of such delivery. Upon receipt of a certificate of a Servicing Officer stating that such Mortgage Loan was liquidated, the servicing receipt shall be released by the Purchaser to the Seller.

Section 11.24 Servicing Compensation.

As compensation for its services hereunder, the Seller shall be entitled to withdraw from the Custodial Account or to retain from interest payments on the Mortgage Loans the amounts provided for as the Seller's Servicing Fees. Additional servicing compensation in the form of assumption fees, as provided in Section 11.22, prepayment penalties (except as otherwise set forth in a related Purchase Price and Terms Letter with respect to any Mortgage Loan Package), and late payment charges or otherwise shall be retained by the Seller to the extent not required to be deposited in the Custodial Account. The Seller shall be required to pay all expenses incurred by it in connection with its servicing activities hereunder and shall not be entitled to reimbursement therefor except as specifically provided for.

Section 11.25 Statement as to Compliance.

(a)   The Seller will deliver to the Purchaser on or before March 15th of each year after the Closing Date, an Officers' Certificate stating, as to each signatory thereof, that (i) a review of the activities of the Seller during the preceding year and of performance under this Agreement has been made under such officers' supervision and (ii) to the best of such officers' knowledge, based on such review, the Seller has fulfilled all of its obligations under this Agreement throughout such year, or, if there has been a default in the fulfillment of any such obligation, specifying each such default known to such officer and the nature and status thereof.

(b)   With respect to any Loans that are subject to a Pass-Through Transfer or other securitization transaction, to the extent that either of the Purchaser, any master servicer which is master servicing loans in connection with such transaction (a "Master Servicer"), or any related depositor (a "Depositor") is required under the Sarbanes-Oxley Act of 2002 (the "Sarbanes-Oxley Act") to prepare and file a certification pursuant to Section 302 of the Sarbanes-Oxley Act, on or before March 15th of each year after the Closing Date, an officer of the Seller shall execute and deliver an Officer's Certificate to such Purchaser, Master Servicer, or Depositor, as the case may be, for the benefit of such entity and such entity's affiliates and the officers, directors and agents of such entity and such entity's affiliates, an Officer's Certificate in the form attached hereto as Exhibit 13.

(c)   The Seller shall indemnify and hold harmless the Master Servicer, the Depositor, the Purchaser (and if this Agreement has been assigned in whole or in part by the Purchaser, any and all Persons previously acting as "Purchaser" hereunder), and their respective officers, directors, agents and affiliates, and such affiliates' officers, directors and agents (any such person, an "Indemnified Party") from and against any losses, damages, penalties, fines, forfeitures, reasonable legal fees and related costs, judgments and other costs and expenses arising out of or based upon a breach by the Seller or any of its officers, directors, agents or affiliates of its obligations under this Section 11.25 or Section 11.26, or the bad faith or willful misconduct of the Seller in connection therewith; provided, however, that the Seller shall not be obligated to indemnify or hold harmless any Indemnified Party from or against any losses, damages, penalties, fines, forfeitures, reasonable legal fees and related costs, judgments and other costs and expenses arising out of or based upon the negligence, bad faith or willful misconduct of such Indemnified Party. If the indemnification provided for herein is unavailable or insufficient to hold harmless any Indemnified Party, then the Seller agrees that it shall contribute to the amount paid or payable by the Indemnified Party as a result of the losses, claims, damages or liabilities of the Indemnified Party in such proportion as is appropriate to reflect the relative fault of the Indemnified Party on the one hand and the Seller in the other in connection with a breach of the Seller's obligations under this Section 11.25, or Section 11.26, or the Seller's negligence, bad faith or willful misconduct in connection therewith.

Section 11.26 <u>Independent Public Accountants' Servicing Report</u>.

On or before March 15th of each year after the Closing Date, the Seller at its expense shall cause a firm of independent public accountants (which may also render other services to the Seller) which is a member of the American Institute of Certified Public Accountants to furnish a statement to the Purchaser or its designee to the effect that such firm has examined certain documents and records relating to the servicing of the Mortgage Loans under this Agreement or of mortgage loans under pooling and servicing agreements (including the Mortgage Loans and this Agreement) substantially similar one to another (such statement to have attached thereto a schedule setting forth the pooling and servicing agreements covered thereby) and that, on the basis of such examination conducted substantially in compliance with the Uniform Single Attestation Program for Mortgage Bankers, such firm confirms that such servicing has been conducted in compliance with such pooling and servicing agreements except for such significant exceptions or errors in records that, in the opinion of such firm, the Uniform Single Attestation Program for Mortgage Bankers requires it to report.

Section 11.27 <u>Reserved</u>.

Section 11.28 <u>Purchaser's Right to Examine Seller Records</u>.

The Purchaser shall have the right to examine and audit upon reasonable notice to the Seller, during business hours or at such other times as might be reasonable under applicable circumstances, any and all of the books, records, documentation or other information of the Seller, or held by another for the Seller or on its behalf or otherwise, which relates to the performance or observance by the Seller of the terms, covenants or conditions of this Agreement.

The Seller shall provide to the Purchaser and any supervisory agents or examiners representing a state or federal governmental agency having jurisdiction over the Purchaser, including but not limited to OTS, FDIC and other similar entities, access to any documentation regarding the Mortgage Loans in the possession of the Seller which may be required by any applicable regulations. Such access shall be afforded without charge, upon reasonable request, during normal business hours and at the offices of the Seller, and in accordance with the federal government, FDIC, OTS, or any other similar regulations.

Section 11.29 <u>Compliance with REMIC Provisions</u>.

If the Seller has received written notice from the Purchaser that a REMIC election has been made with respect to the arrangement under which any Mortgage Loans and REO Property are held, the Seller shall not take any action, cause the REMIC to take any action or fail to take (or fail to cause to be taken) any action that, under the REMIC Provisions, if taken or not taken, as the case may be, could (i) endanger the status of the REMIC as a REMIC, or (ii) result in the imposition of a tax upon the REMIC (including but not limited to the tax on "prohibited transactions" as defined in Section 860F(a)(2) of the Code and the tax on "contributions" to a REMIC set forth in Section 860G(d) of the Code) unless the Seller has received an Opinion of Counsel (at the expense of the party seeking to take such action) to the effect that the contemplated action will not endanger such REMIC status or result in the imposition of any such tax.

Section 11.30 <u>Compliance with Safeguarding Customer Information Requirements</u>.

The Seller has implemented and will maintain security measures designed to meet the obligations of the Interagency Guidelines Establishing Standards for Safeguarding Customer Information published in final form on February 1, 2001, 66 Fed. Reg. 8616, and the rules promulgated thereunder, as amended from time to time (the "<u>Guidelines</u>"). If requested, the Seller shall provide the Purchaser with copies of external audits such as a SAS 70 report substantiating its security measures upon the execution, by the Purchaser, of a mutually agreeable non-disclosure agreement.

The Purchaser and the Seller agrees that each will comply with the Gramm-Leach Blilely Act (the "Act") and the regulations promulgated thereunder regarding the privacy or security of "Nonpublic Personal Information" as defined in the Act with respect to the Mortgage Loans.

EXHIBIT 10

SELLER'S UNDERWRITING GUIDELINES

EXHIBIT 11

FORM OF MONTHLY REMITTANCE ADVICE

EXHIBIT 12

MORTGAGE LOAN SCHEDULE

EXHIBIT 13

FORM **OF BACK-UP CERTIFICATION**

I, [identify certifying individual], certify to the [Initial Purchaser], [Mortgage Loan Seller] [Depositor], [Trustee], [Securities Administrator] or [Master Servicer] [i.e. THE PARTY EXECUTING THE CERTIFICATION REQUIRED UNDER SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002] that:

(i)   Based on my knowledge, the information in the annual statement of compliance, the annual independent public accountant's servicing report and all servicing reports, and officer's certificates with respect to the Mortgage Loans required to be submitted to the Master Servicer pursuant to that certain Master Mortgage Loan Purchase and Servicing Agreement entered into by and between the Servicer and the Initial Purchaser dated as of [DATE] taken as a whole, does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading as of the date of this certification;

(ii)   The servicing information required to be provided by the Seller under this Servicing Agreement has been provided to the Initial Purchaser and the Master Servicer;

(iii)   I am is responsible for reviewing the activities performed by the Seller under the Agreement and based upon my knowledge and the annual compliance review required by the Agreement, and except as disclosed in the Annual Statement of Compliance or the Annual Independent Public Accountant's Servicing Report, the Seller has, as of the date of this certification fulfilled its obligations under the Agreement; and

(iv)   Such officer has disclosed to the Initial Purchaser and the Master Servicer all significant deficiencies relating to the Seller's compliance with the minimum servicing standards in accordance with a review conducted in compliance with the Uniform Single Attestation Program for Mortgage Bankers or similar standard as set forth in the Servicing Agreement.

EXHIBIT 14

S&P LEVELS GLOSSARY